Exhibit 4.1

PENGROWTH ENERGY TRUST

RENEWAL ANNUAL INFORMATION FORM

May 17, 2002

Pengrowth Energy Trust is an energy investment trust formed under the laws of the Province of Alberta which offers and sells its Trust Units to the public. The Trust Units are not “deposits” within the meaning of the Canadian Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Pengrowth Energy Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

TABLE OF CONTENTS	2
GLOSSARY OF TERMS	4
PENGROWTH ENERGY TRUST	7
GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST	7
Organization and Structure	7
Business Strategy	9
Historical Development	10
PENGROWTH MANAGEMENT LIMITED	12
Business	12
Management Agreement	12
PENGROWTH CORPORATION — OPERATIONAL INFORMATION	13
Principal Properties	13
Production	18
Production History	18
Producing Wells	18
Drilling Activity	19
Capital Expenditures	19
Reserves	19
Replacement of Properties	23
Borrowing	23
Marketing Arrangements	24
Interest Rate Swaps	24
TRUST UNITS	24
The Trust Indenture	24
Computershare Trust Company of Canada as Trustee	25
Cash Distributions	25
Redemption Right	25
Voting Rights in Pengrowth Trust	25
Termination of Pengrowth Trust	26
Limitation on Non-Resident Ownership	26
Reporting to Trust Unitholders	26
Pengrowth Corporation as Administrator	26
ROYALTY UNITS	27
The Royalty Indenture	27
The Royalty	27
The Trustee	28
Alberta Royalty Credit	28
Environmental Obligations — Reclamation Fund	28
DISTRIBUTABLE INCOME PER UNIT	29
INDUSTRY CONDITIONS	29
Introduction	29
Pricing and Marketing — Oil	29
Pricing and Marketing — Natural Gas	29
Exports from Canada	30
Royalties and Incentives	30
Environmental Regulation	30

SELECTED FINANCIAL INFORMATION	31
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION	32
RECENT DEVELOPMENTS AND ANNUAL AND SPECIAL MEETING APRIL 23, 2002	32
MARKET FOR SECURITIES	35
DIRECTORS AND OFFICERS	35
Directors and Officers of Pengrowth Management	35
Principal Holders of Shares of Pengrowth Management	35
Directors and Officers of Pengrowth Corporation	36
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	37
INDEBTEDNESS OF DIRECTORS AND OFFICERS	37
LONG TERM INCENTIVE PLANS	37
Trust Unit Option Plan of Pengrowth Trust	37
Trust Unit Purchase Plan	39
Instalment Receipt Purchase Plan	39
Trust Unit Margin Purchase Plan	39
Share Appreciation Rights	39
Principal Holders of Shares and Royalty Units of Pengrowth Corporation	40
CORPORATE GOVERNANCE	40
Mandates of the Trustee, Pengrowth Management and the Board of Directors of Pengrowth Corporation	40
Board Independence	40
Board Approvals and Structure	41
RISK FACTORS	44
Volatility of Crude Oil and Natural Gas Prices	44
Reserves Replacement (Sustainability)	44
Environmental Concerns	44
Debt Service	45
Purchase of Reserves	45
Changes in Legislation	45
Investment Eligibility	45
Operational Matters	46
Experience of the Manager	46
Depletion of Reserves	46
Limited Purpose Trust	46
Capital Investment	46
Investment Eligibility	46
Additional Financing	47
Competition	47
Return of Capital	47
Nature of Trust Units	47
Unitholder Limited Liability	48
Conflict of Interest	48
SOEP Property Risks	48
Marketability	48
CONFLICTS OF INTEREST	49
ADDITIONAL INFORMATION	50

GLOSSARY OF TERMS

      Certain terms used in this Annual Information Form are defined below:

ARC	Alberta Royalty Credits;

bbl	barrel, “bpd” means barrels per day, “mbbls” means thousands of barrels and “mmbbls” means millions of barrels;

boe	barrels of oil equivalent determined approximately on the basis that 6 mcf of gas are equivalent to one bbl of oil. The factor used to convert gas to oil equivalent is not based upon either energy content or prices. A corresponding adjustment is made for natural gas liquids; “boepd” means barrels of oil equivalent per day, “mboe” means thousands of barrels of oil equivalent and “mmboe” means millions of barrels of oil equivalent;

Board of Directors	board of directors of Pengrowth Corporation;

Computershare	Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada);

Emera:	Emera Offshore Incorporated, a wholly owned subsidiary of Emera Inc.

Established Reserves	Proved Reserves plus Probable Reserves risked at 50% as described in the GLJ Report;

Extraordinary Resolution	a resolution passed by a majority of not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Trust Unitholders or Royalty Unitholders, or both, as the case may be, called for the purpose of approving such resolution, or approved in writing by not less than 66 2/3% of the Unitholders entitled to vote on such resolution. A quorum for the passage of an Extraordinary Resolution is two persons representing at least 5% of the votes attached to all outstanding Units entitled to vote on such resolution;

GLJ	Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants, Calgary, Alberta;

GLJ Report	the report prepared by Gilbert Laustsen Jung Associates Ltd. dated February 15, 2002, having an effective date of December 31, 2001;

mmcf	millions of cubic feet, “mcf” means thousands of cubic feet, “bcf” means billions of cubic feet, “mcf/d” means thousands of cubic feet per day and “mmcf/d” means millions of cubic feet per day;

Pengrowth Corporation	Pengrowth Corporation, the administrator of Pengrowth Trust;

Pengrowth Management	Pengrowth Management Limited, the manager of Pengrowth Trust and Pengrowth Corporation;

Pengrowth Trust	Pengrowth Energy Trust;

Probable Reserves	those reserves which an analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future;

Proved Reserves	those reserves estimated as recoverable under current technology and existing economic conditions, in the case of constant pricing, and anticipated economic conditions, in the case of escalated pricing, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir;

Reserve Life Index	the number of years determined by dividing the Established Reserves of a property by the estimated production per year from such property using year 2001 production as a reference;

Royalty	99% of Royalty Income as defined in the Royalty Indenture relating to the working interests and royalty interests held by Pengrowth Corporation in petroleum and natural gas properties. Under the terms of the Royalty Indenture, although Pengrowth Corporation is entitled to retain a 1% share of “Royalty Income” and all miscellaneous income to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses and management fees, the result of the computation is that the Royalty is effectively 100% of “Royalty Income”. (See note 1 to the audited financial statements of Pengrowth Trust.)

Royalty Indenture	the Amended and Restated Royalty Indenture dated April 23, 2002 (replacing the Royalty Indenture dated December 2, 1988, as amended) pursuant to which Pengrowth Corporation granted the Royalty to Pengrowth Trust;

Royalty Unit	a fractional undivided interest in the Royalty;

SOEP	Sable Offshore Energy Project

stb	means stock tank barrel, “mstb” means thousands of stock tank barrels and “mmstb” means millions of stock tank barrels;

Trust Indenture	the Amended and Restated Trust Indenture dated April 23, 2002 (replacing the Trust Indenture dated December 2, 1988, as amended) pursuant to which Pengrowth Trust was established and is governed;

Trust Unit	a fractional undivided interest in Pengrowth Trust;

Unanimous Shareholder Agreement	the Amended and Restated Unanimous Shareholder Agreement dated April 23, 2002 (replacing the unanimous Shareholder Agreement dated December 2, 1988, as amended);

Units	Trust Units or Royalty Units; and

Unitholder	a holder of Trust Units or a holder of Royalty Units.

      In this Annual Information Form measurements are given in standard Imperial or metric units only. The following table sets forth certain standard conversions.

To Convert From	To	Multiply By

mcf	cubic metre	28.174
cubic metre	cubic feet	35.494
bbls	cubic metre	0.159
cubic metre	bbls	6.290
feet	metre	0.305
metre	feet	3.281
miles	kilometre	1.609
kilometre	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

      Unless otherwise stated, all sums of money referred to in this Annual Information Form are expressed in Canadian dollars.

PENGROWTH ENERGY TRUST

      Pengrowth Trust is an open-ended energy investment trust created under the laws of the Province of Alberta on December 2, 1988. Pengrowth Trust is governed by a Trust Indenture between Pengrowth Corporation and Computershare Trust Company of Canada (“Computershare”) as Trustee. The Trust’s original name, Pengrowth Gas Income Fund, was changed to Pengrowth Energy Trust by a resolution of the holders of the Trust Units passed on April 26, 1996. Pengrowth Trust was created to purchase and hold Royalty Units issued by Pengrowth Corporation and to issue Trust Units to the public. Pengrowth Corporation acquires, owns and manages working interests and royalty interests in petroleum and natural gas properties, facilities interests and other assets. The beneficiaries of Pengrowth Trust are holders of the Trust Units. The principal place of business of Pengrowth Trust is located at Suite 700, 112 Fourth Avenue SW, Calgary, Alberta T2P 0H3.

      Pengrowth Corporation was incorporated under the Business Corporations Act (Alberta) on December 30, 1987. The name of Pengrowth Corporation was changed from Pengrowth Gas Corporation to Pengrowth Corporation in 1998. Pengrowth Corporation has 1100 common shares outstanding 1000 of which are owned by the Trust and 100 of which are owned by Pengrowth Management Limited. The head office of Pengrowth Corporation is located at Suite 700, 112 Fourth Avenue SW, Calgary, Alberta T2P 0H3.

      Pengrowth Management was incorporated under the Business Corporations Act (Alberta) on December 16, 1982. Pengrowth Management acts as the manager of Pengrowth Corporation and Pengrowth Trust with duties that include the acquisition, development, operation and disposition of petroleum and natural gas properties and other related assets. The head and principal office of Pengrowth Management is located at Suite 700, 112 Fourth Avenue SW, Calgary, Alberta T2P 0H3.

      Pengrowth Trust and Pengrowth Corporation are structured so that income taxation generally occurs in the hands of the Trust Unitholders. Distributable income received by Trust Unitholders consists primarily of operating cash flow generated through oil and natural gas properties held by Pengrowth Corporation and of lease income associated with facilities held by Pengrowth Trust. Pengrowth Corporation pays the Royalty to Pengrowth Trust on a monthly basis and distributable income is then distributed to Trust Unitholders also on a monthly basis, normally on the 15th of each month.

GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST

Organization and Structure

      Pursuant to the Royalty Indenture between Pengrowth Corporation and Computershare, Pengrowth Corporation granted the Royalty to the Royalty Unitholders. Pursuant to the Trust Indenture, Pengrowth Trust issued Trust Units to the Trust Unitholders. Pengrowth Trust acquires and holds Royalty Units. Holders of Trust Units are entitled to receive monthly distributions in respect to the Royalty and in respect to investments that are held directly by Pengrowth Trust.

      Pengrowth Trust presently holds approximately 99.97% of all Royalty Units issued by Pengrowth Corporation together with other permitted investments which include oil and gas processing facilities interests and cash. In 1998, Pengrowth Trust acquired interests in certain Judy Creek and Swan Hills facilities for $106 million under a transaction where the facilities were leased back to Pengrowth Corporation in consideration for lease payments which are distributed to the holders of Trust Units. The Royalty Units represent fractional undivided interests in the Royalty.

      Pursuant to the Unanimous Shareholder Agreement, the Unitholders are entitled to notice of, and to attend, all meetings of shareholders of Pengrowth Corporation and (other than Computershare) to one vote per Royalty Unit or Trust Unit held, on any ballot at such meeting. The holders of Units (other than Computershare) are entitled to vote as shareholders at all meetings of the shareholders of Pengrowth Corporation to the same extent as if they were holders of common shares of Pengrowth Corporation including, without limitation, voting on the election of the directors of Pengrowth Corporation (other than the two directors to be elected by Pengrowth Management), approving its financial statements, appointing its auditors and appointing the auditor of Pengrowth Trust. In addition, Unitholders are entitled to vote on any proposed amendment to the Unanimous Shareholder Agreement. Pengrowth Management refrains from exercising its rights as a shareholder except in respect of the election of two directors, or except as otherwise may be permitted by the provisions of the Business Corporations Act (Alberta), and then only as directed by the votes of the Unitholders.

      The scope of the business of Pengrowth Trust has been expanded over time from the acquisition and holding of petroleum and natural gas properties and related assets to include the investment in securities of Pengrowth Corporation or other subsidiaries of the Trust to fund the acquisition, development, exploitation and disposition of all types of energy business related assets, including petroleum and natural gas related assets, oilsands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets.

      Pengrowth Trust is an open-ended investment trust. The Trust Indenture contains rights attached to Trust Units entitling a Unitholder to require Pengrowth Trust, at any time, on the demand of the Unitholder, to redeem his or her Trust Units. On such redemption, all of such Unitholder’s rights to, and under, the Trust Units tendered for redemption would be surrendered and the Unitholder would be entitled to receive a price per Trust Unit as determined by a market price formula. The redemption price payable by Pengrowth Trust would be satisfied by way of a cash payment subject to a monthly cash cap of $25,000. As with most other open-ended funds, it is anticipated that trading, which in the case of Pengrowth Trust occurs on the Toronto Stock Exchange and the New York Stock Exchange, and not the right of retraction will continue as the primary mechanism to provide Unitholders with liquidity for their investment.

     Structure diagram

Business Strategy

      Pengrowth Trust is an actively managed trust which, through Pengrowth Corporation, has a thirteen year track record of achieving asset growth and increasing distributions per Trust Unit by prudent acquisitions of high quality, long life, oil and natural gas properties. See “Selected Financial Information”.

     Investment Guidelines

      The following guidelines are used by Pengrowth Management and the Board of Directors of Pengrowth Corporation in purchasing oil and natural gas properties:

1. Acquisitions should increase distributions on a per Trust Unit basis based upon current economics.

2. The aggregate purchase price of all properties acquired in a single transaction should not exceed the undiscounted aggregate projected net cash flow from those properties from the date of their purchase plus a reasonable rate of return.

3. Acquisition properties should be high quality, long life, proven producing properties primarily in unitized areas. Pengrowth Corporation will give priority to properties with:

•	long reserve life;

•	relatively low anticipated capital expenditures compared to the cash generation potential of the property;

•	low operating costs/high margins;

•	experienced, well regarded operators or where operatorship may be assumed by Pengrowth Corporation;

•	favourable production history;

•	upside potential through infill drilling, improved field operations and other development activities; and

•	relatively low environmental and site remediation risk.

4. Pengrowth Corporation will seek to acquire oil and gas producing properties, in the context of the market, which have an attractive rate of return and a low reserve cost.

5. Each purchase of new properties will be based on an independent engineering report except for properties where the purchase price is less than $5 million.

      Pengrowth Corporation believes that, by assuming operatorship of selected properties, it can add value through controlling costs, increasing efficiency and adopting new operating methods. Pengrowth Corporation operates the Judy Creek Beaverhill Lake Unit and the Judy Creek Beaverhill West Lake Unit in the Swan Hills area of Alberta, including the gas processing plant and other facilities (the “Judy Creek Properties”) which together with Pengrowth Corporation’s interest in the Swan Hills Unit #1 represent a combined total investment by Pengrowth Corporation and Pengrowth Trust of approximately $500 million. Pengrowth Management believes that there are opportunities to add value to the Judy Creek properties through the current program of infill drilling, through edge well drilling based in part upon three dimensional seismic interpretation and through horizontal miscible injection wells. See “Pengrowth Corporation — Judy Creek Beaverhill Lake Unit — Development Activity”. Pengrowth Corporation also operates its interests in Strachan, Enchant, Kaybob Notikewan, Nipisi and McLeod River.

Historical Development

      Pengrowth Corporation’s first acquisition, in December of 1988, was the purchase of a 2.6507% interest in the Dunvegan Gas Unit No. 1 located near Fairview, Alberta (the “Dunvegan Unit”). Pengrowth Corporation financed the acquisition by issuing 1,250,000 Royalty Units at a price of $10.00 per Royalty Unit, substantially all of which were issued to Pengrowth Trust. Pengrowth Trust issued 1,243,500 Trust Units to the public at a price of $10.00 per Trust Unit for gross proceeds of $12,435,000 which were used to pay for the Royalty Units.

      Commencing in 1991, Pengrowth Management adopted a plan, and established criteria, to build Unitholder value by making accretive acquisitions and financing those acquisitions. In 1991, 760,218 Trust Units were issued by Pengrowth Trust upon the exercise of rights to acquire Trust Units, at a price of $5.00 per Trust Unit for gross proceeds of $3,801,090. The proceeds were applied by Pengrowth Corporation to acquire a 0.9789% working interest in the Nipisi Gilwood Unit No. 1 oil producing property in North Central Alberta (the “Nipisi Unit”).

      During 1992 Pengrowth Trust completed private placements for a total of 500,000 Trust Units at a price of $5.00 per Trust Unit for gross proceeds of $2,500,000. The proceeds were applied by Pengrowth Corporation to repay bank debt incurred to acquire various interests in the Dunvegan Unit, Nipisi Unit, Sylvan

Lake Gas Unit No. 2, Sundre Unit 2, Harmattan East Viking Unit No. 1 and Olds Gas Unit No. 1 thereby broadening the base of oil and natural gas unit interests held by Pengrowth Corporation. A distribution reinvestment plan was created for Pengrowth Trust in 1992 which provides holders of Trust Units with the option of directing Computershare to reinvest any Trust Unit distributions in new Trust Units of Pengrowth Trust.

      Two rights offerings were completed by Pengrowth Trust during 1993. On February 3, 1993, Pengrowth Trust issued 1,524,318 Trust Units upon the exercise of rights to acquire Trust Units at a price of $5.50 per Trust Unit for gross proceeds of $8,383,749 and on October 22, 1993, 2,968,700 Trust Units were issued by Pengrowth Trust upon the exercise of rights to acquire Trust Units at a price of $7.75 per Trust Unit for gross proceeds of $23,007,425. The proceeds were applied by Pengrowth Corporation to repay bank debt incurred to acquire various additional unitized oil and gas producing interests.

      Pengrowth Trust commenced a series of fully marketed equity offerings in 1994 to fund various property acquisitions. On June 2, 1994, Pengrowth Trust issued 4,190,476 Trust Units at a price of $10.50 per Trust Unit for gross proceeds of $43,999,998. The proceeds were used primarily by Pengrowth Corporation to finance the purchase of producing properties from Acquifund Resources Limited and Dunbar Oil Ltd. During 1995 gross proceeds of $65,686,500 were raised through two public offerings of an additional 5,060,000 Trust Units. The first offering of 3,310,000 Trust Units, at a price of $11.65 per Trust Unit, was completed on May 19, 1995 and the second offering of 1,750,000 Trust Units, at a price of $15.50 per Trust Unit, was completed on December 28, 1995. During 1996 gross proceeds of $82,555,000 were raised through a public offering of 5,225,000 Trust Units at a price of $15.80.

      Effective July 1, 1997, Pengrowth Corporation acquired a 98.11% working interest in the Judy Creek Beaverhill Lake Unit, a 94.58% working interest in the Judy Creek West Beaverhill Lake Unit, and a 9.58% working interest in the Swan Hills Unit No. 1 for $496.1 million. In November 1997, Pengrowth Corporation increased its working interest in the Judy Creek Beaverhill Lake Unit to 100%. On October 15, 1997, Pengrowth Trust completed an offering of 23,928,572 Trust Units on an instalment receipt basis with $12.50 per Trust Unit paid on closing and the balance of $8.75 per unit due on or before October 15, 1998. Gross proceeds raised amounted to $508 million comprised of cash of $299 million and an installment receivable of $209 million. On April 15, 1998, Pengrowth Corporation assumed operatorship of the Judy Creek Units from Imperial Oil Resources. Effective October 15, 1998, Pengrowth Trust acquired certain facilities interests related to operations in the Judy Creek and Swan Hills areas from Pengrowth Corporation for consideration of $106,000,000. Pengrowth Trust entered into an agreement to lease the facilities back to Pengrowth Corporation.

      Oil and natural gas prices declined in 1998 and there was an associated decline in the market trading price of Trust Units and the number of acquisitions completed by Pengrowth Corporation. In 1999 and 2000, in conjunction with the recovery of commodity markets, Pengrowth Corporation resumed acquisition activities.

      On May 18, 1999, Pengrowth Trust issued 6,120,000 Trust Units to raise gross proceeds of $79,254,000. Pengrowth Corporation acquired interests in certain properties from Gulf Canada Resources Ltd., Colin Partnership, Talisman Energy Inc., Suncor Energy Inc. and Renaissance Energy Ltd. an acquisition by Pengrowth Corporation in October 1999 from Renaissance Energy Ltd., which included interests in 46 producing wells and three gas plants in the McLeod River area of Alberta, was completed for a cash consideration of $51,800,000.

      On November 10, 2000, Pengrowth Trust issued 8,165,000 Trust Units to raise gross proceeds of $155,135,000 which were applied to acquire interests in Goose River, House Mountain, Minnehik Buck Lake, Mitsue and Weyburn from Canadian Natural Resources Limited for cash consideration of $128,000,000 and the transfer of certain properties. The balance of the net proceeds were applied to the purchase of an average 95% working interest in 32 producing oil wells in the Nipisi area of Alberta in October 2000.

      On May 31, 2001, Pengrowth Trust issued 10,895,000 Trust Units to raise gross proceeds of $225,526,500. Net proceeds of the issue were used to repay existing indebtedness of Pengrowth Corporation incurred to fund earlier acquisitions of petroleum and natural gas properties.

      Effective June 15, 2001, Pengrowth Corporation acquired a royalty representing substantially all of the beneficial interest in the natural gas and liquids production from an 8.4% working interest in the Sable Offshore Energy Project (“SOEP”) from Nova Scotia Resources (Ventures) Limited (“NSRVL”), for $265 million (net adjusted price of $228.4 million).

      On December 18, 2001 Pengrowth Trust issued 5,850,000 Trust Units to raise gross proceeds of $75,172,500. On December 24, 2001 Pengrowth Trust issued 877,500 Trust Units for additional gross proceeds of $11,275,875, representing the full underwriters’ overallotment option from the equity issue which closed on December 18, 2001 (for a total of $36,448,875 in issue proceeds). Net proceeds of the issue were used to repay existing indebtedness of Pengrowth Corporation incurred to fund capital requirements associated with Pengrowth Corporation’s Western Canadian oil and gas properties.

      On December 24, 2001 Pengrowth Corporation acquired certain additional petroleum and natural gas rights and other assets from NSRVL for a gross purchase price of $27.5 million including $22.5 million cash and forgiveness of debt associated with the West Eagle property previously sold to NSRVL in June 2001.

PENGROWTH MANAGEMENT LIMITED

Business

      The principal business of Pengrowth Management is that of a specialty fund manager. Pengrowth Management currently provides advisory, management, and administrative services primarily to Pengrowth Trust and Pengrowth Corporation. Pengrowth Management also previously provided investment advisory and management services in relation to investments by several Canadian pension funds in the energy sector. These investments were subsequently acquired by Pengrowth Corporation for Royalty Units and cash. All activities undertaken by Pengrowth Management are directed towards maximizing distributable income to the Unitholders while at the same time striving for long term growth in the value of the assets of Pengrowth Corporation. Pengrowth Management utilizes its extensive experience and employs prudent oil and gas business practices to increase the value of the assets of Pengrowth Corporation. Pengrowth Management has focused upon high quality, long life proven producing properties located in Canada. Pengrowth Corporation is unique among Canadian energy trusts in holding a substantial interest in eastern Canada through its royalty interest in the SOEP. Pengrowth Management will continue to focus upon acquisitions which are strategic and which add value to Pengrowth Corporation and Pengrowth Trust.

Management Agreement

      Pengrowth Corporation and Pengrowth Trust entered into a management agreement (the “Management Agreement”) with Pengrowth Management and Computershare effective April 23, 2002 (replacing a management agreement dated December 2, 1988 as amended). The primary duties of Pengrowth Management under the Management Agreement are to: (i) advise Pengrowth Corporation with respect to its oil and natural gas properties, including the acquisition, development and disposition of such properties; (ii) manage the oil and gas properties of Pengrowth Corporation and Pengrowth Trust; (iii) administer all matters relating to the Royalty Units and the Trust Units; and (iv) provide Pengrowth Corporation and Pengrowth Trust with office space and equipment and all necessary clerical, administrative and accounting services necessary to carry out their business and affairs (which costs are flowed through to Pengrowth Corporation and Pengrowth Trust). The services performed by Pengrowth Management also include strategic planning, conduct of oil and gas economics, conduct of financings, and the provision of specialized advice in the areas of geology, engineering, production operations, land administration, oil and gas accounting and risk management. The Board of Directors reviews, on an ongoing basis, both the nature and extent of the services provided by Pengrowth Management and the cost of those services. All amendments to the Management Agreement will be reviewed by the Board of Directors and by Computershare and presented to the Unitholders for approval by a Unitholders resolution.

     Management Fee

      The management fee is based upon an “Income Amount” which is the aggregate of the net production revenue of Pengrowth Corporation and income earned by Pengrowth Trust from certain other categories of permitted investments, other than Royalty Units. The “Management Fee” is calculated with reference to the Income Amount on a sliding scale for each 3.5% of the first $50,000,000, 3.0% of the next $50,000,000 and 2.5% of any Income Amount in excess of $100,000,000.

     Bonus Pool

      As an incentive to officers, employees and special consultants of Pengrowth Management (including employees of Pengrowth Corporation but excluding the President, James S. Kinnear), a bonus pool has been established which is carved out from the management fee paid to Pengrowth Management, determined as a minimum of 0.25% of the Income Amount. Bonuses are paid from time to time in accordance with criteria to be set at the discretion of Pengrowth Management as a further incentive for performance.

     Acquisition Fee

      An acquisition fee is also paid to Pengrowth Management which is 1% of a “Base Amount” of the acquisitions in each year and 0.5% in respect of any acquisitions in excess of the Base Amount. The Base Amount was set at $100 million in 2000 and will be a minimum of $100 million in all subsequent years. Commencing in 2002, if Pengrowth Corporation succeeds in replacing production from the previous year, the Base Amount shall be increased (but not decreased) to the actual purchase price of replacing production in that prior year. The new Base Amount will apply to the year in which production is replaced and to all subsequent years under the Management Agreement unless further increased as a result of replacing production in a subsequent year. The acquisition fee will be 0.5% of the purchase price of acquisitions beyond the Base Amount. There is no fee in respect to the disposition of properties.

     Term of Agreement

      The term of the Management Agreement is a rolling three (3) years provided that the Management Agreement must be considered by Unitholders every three years. Based upon the recommendation of the independent committee of the Board of Directors of Pengrowth Corporation, an extension of the Management Agreement was approved at the Special Meeting of Pengrowth Corporation Unitholders and at the Special and Annual Meeting of Trust Unitholders which were held on April 26, 2000 and accordingly will be reviewed again by the Unitholders at the Annual General Meeting in 2003.

PENGROWTH CORPORATION — OPERATIONAL INFORMATION

      As at December 31, 2001, Pengrowth Corporation had 169 permanent employees. Pengrowth Corporation has invested more than $1.35 billion in the energy sector primarily to purchase mature, proven producing oil and natural gas properties in Canada.

Principal Properties

      The portfolio of properties acquired and held by Pengrowth Corporation primarily includes long life, unitized oil and gas producing properties with established production profiles. In 2001, Pengrowth Corporation’s remaining recoverable Established Reserves increased from 183 million boe to 211 million boe. During the year, 48.4 mmboe of new Established Reserves were acquired at a cost of $5.72 per boe. Pengrowth Corporation raised its average production from 31,821 boepd in 1999, to 33,581 boepd in 2000, and to 40,320 boepd in 2001.

      Pengrowth Corporation obtained the GLJ Report in respect to the oil and gas properties of Pengrowth Corporation effective December 31, 2001 as adjusted for production and acquisitions to December 31, 2001. All reserve data presented under this sub-heading is based on the GLJ Report. The term “net” when used to describe Pengrowth Corporation’s share of production under this sub-heading means the total of Pengrowth Corporation’s working interest share before deducting royalties owned by others.

      Pengrowth Corporation’s major producing properties are summarized in the following table:

Summary of the Major Property Interests Held by Pengrowth Corporation as at December 31, 2001

						2002
	Remaining	Reserve			2002 Oil	Estimated
	Reserve	Life	Gross(3)	Value at 12%	Equivalent	Net Cash
	Life	Index	Reserves	Discount	Production(1)	Flow
	(Years)	(Years)	(Mboe)	($000)	(boepd)	($000)

Judy Creek BHL Unit	50	15	49,575	256,045	10,634	35,486
Judy Creek West BHL Unit	50	17	11,172	52,772	2,322	6,517
Weyburn Unit	39	20	14,833	56,778	2,028	4,021
Swan Hills Unit No. 1	50	23	14,626	54,283	1,755	7,297
Enchant	50	19	7,115	25,939	1,094	2,284
Dunvegan Gas Unit No. 1	50	17	7,077	30,841	1,023	3,870
McLeod River	35	8	5,271	37,735	1,972	8,457
Nipisi Non-Unit	23	9	4,012	27,712	1,248	6,072
Monogram Gas Unit	38	11	4,916	42,995	1,480	7,843
Goose River Unit No. 1	31	6	4,200	29,430	1,158	8,932
House Mountain Unit No. 1	50	16	3,346	15,708	481	581
Hanlan Swan Hills Pool Gas Unit No. 1	32	9	3,872	25,130	1,262	4,498
Kaybob Notikewin Unit No. 1	50	12	3,983	27,170	863	4,875
Other(2)	50	14	76,524	431,107	13,000	76,635

Total	50	14	210,522	1,113,645	40,320	177,368

Source: GLJ Report

(1)	Natural gas has been converted to equivalent barrels of oil at 6:1.

(2)	“Other” includes Pengrowth Corporation’s royalty interest in Emera’s 8.4% working interest in SOEP, other Swan Hills, other S.E. Saskatchewan, other shallow gas and other miscellaneous properties. In accordance with the confidentiality agreement between Pengrowth Corporation, Emera and the other SOEP owners, Pengrowth Corporation is precluded from presenting certain information with respect thereto except on a consolidated basis.

(3)	Remaining recoverable Established Reserves.

     Judy Creek Beaverhill Lake Unit and Judy Creek West Beaverhill Lake Unit

      Pengrowth Corporation holds a 100% working interest in the Judy Creek Beaverhill Lake Unit (the “Judy Creek A Pool”) and a 94.6% working interest in the Judy Creek Beaverhill West Lake Unit (the “Judy Creek B Pool”), (together “Judy Creek”). Judy Creek is located approximately 200 kilometers northwest of Edmonton in North-Central Alberta and covers an area of approximately 155.4 square kilometers (60 sections). Judy Creek was discovered in 1959, placed on waterflood (secondary recovery) in 1962 and miscible flood (tertiary recovery) in 1985. Original oil in place totalled 815 mmbls of oil in the Judy Creek A Pool, making it one of the largest oil pools discovered in Western Canada. To December 31, 2001, 341.4 mmbbls has been produced from the Judy Creek A Pool. Remaining Established Reserves at December 31, 2001 are estimated at 49.6 mmboe. Original oil in place at the Judy Creek B Pool totalled 262 mmbls and, as at

December 31, 2001, 112.9 mmbbls had been produced. GLJ estimates the net remaining Established Reserves at December 31, 2001 for the July Creek B Pool are 11.2 mmboe. Average production for Judy Creek in 2001 was 12,956 boepd and the remaining producing reserve life is 50 years and the Reserve Life Index is 15 years.

     Development Activity

      Pengrowth Corporation operates both the Judy Creek A and B Pools. Pengrowth Corporation has continued the enhanced oil recovery program that was initiated at Judy Creek in 1985. In the Judy Creek hydrocarbon miscible flood program, oil production is increased by injecting a light, hydrocarbon-based solvent (ethane and methane) into the reservoir. In 2001, solvent was injected at 12 solvent injection wells and Pengrowth Corporation is anticipating increased oil production from up to 32 offsetting production wells.

      New development continued in 2001 with the drilling of four oil wells and three water/ solvent injection wells in the Judy Creek A Pool. At year-end, oil production from the development program was in excess of 600 bpd, with associated reserves of approximately 1.6 mmbbls.

      In addition to oil development, Pengrowth Corporation pursued natural gas opportunities in shallower reservoirs in Judy Creek. By drilling new wells and working over existing suspended wells, Pengrowth Corporation placed eight natural gas wells on production in 2001, achieving year-end natural gas production rates of 4.4 mmcf/d net to Pengrowth Corporation. This was an internally-generated opportunity the value of which was not included in the engineering appraisal for the property when it was acquired by Pengrowth Corporation.

      There may be other methods of enhancing future production in Judy Creek including the use of CO2 as a solvent, potentially reducing solvent costs, or developing the coal bed methane potential on Pengrowth Corporation’s acreage. Coal bed methane technology in Canada is still in the developmental state, but is being researched by a number of major oil and gas companies. The technology is more advanced in the United States where coal bed methane resources have been successfully harnessed for economic gas production.

      During 2001, Pengrowth Corporation focussed upon reducing operating costs at Judy Creek, particularly in the area of piping. Stainless steel pipe was installed in various facilities to minimize failures and increase safety. Pengrowth Corporation also optimized the use of onsite solvent to minimize the cost of solvent purchases.

      Development plans in 2002 include drilling at least three oil wells and two vertical injection wells. Pengrowth Corporation will also carry out additional stimulations following a successful 2001 acid fracture in a lower deliverability oil well.

     Swan Hills Unit No. 1

      Pengrowth Corporation holds a 10.45% working interest in the Swan Hills Unit No. 1 located approximately 180 kilometers northwest of Edmonton in North-Central Alberta. The Swan Hills Beaverhill Lake A and B pools were discovered and placed on production in 1957. The pools were unitized in 1963 to facilitate the implementation of a line drive waterflood project. Swan Hills Unit No. 1 is the second largest producing crude oil unit in Canada, producing 16,794 boepd and is operated by Devon Canada Ltd. Pengrowth Corporation’s share of unit production for 2002 is estimated to be 1,772 boepd of oil from 200 (20.9 net) oil wells. GLJ estimates that the remaining Established Reserves at December 31, 2001 are 109.3 (11.4 net) mmbls of oil and 80.1 (8.4 net) bcf of natural gas with a remaining producing life of 50 years and a Reserve Life Index of 22.6 years.

     Development Activity

      Development activities in the Swan Hills Unit No. 1 during 2001 included the drilling of 3 wells in the east platform and 5 wells in the reef margin.

     Dunvegan Gas Unit No. 1

      Pengrowth Corporation holds a 7.97% working interest in the Dunvegan Unit located near Fairview, Alberta, approximately 430 kilometers northwest of Edmonton. The Dunvegan natural gas field is operated by Devon Canada Ltd., has 120 (9.5 net) producing natural gas wells and covers an area of approximately 213 square kilometers. Approximately 95% of the Dunvegan Unit’s identified natural gas reserves are contained in the Mississippian Debolt formation at a depth of approximately 1,465 meters. A natural gas processing plant, a gathering system and satellite facilities were built in 1973. A deep cut facility was completed in 1987 for the purpose of extracting propane, butane, and heavier natural gas liquids from the raw natural gas stream. Sour gas processing facilities were added in 1996. A natural gas storage project has also been implemented in the Dunvegan Unit.

      GLJ estimates that Established Reserves of 393 (31.4 net) bcf of natural gas and 23.2 (1.9 net) mmbbls of natural gas liquids remain to be produced from the Dunvegan Unit as at December 31, 2001 and that it has a remaining life of 50 years and a Reserve Life Index of 17 years. Current production from Dunvegan Unit is obtained from five zones. In 2002, Pengrowth Corporation’s share of production is estimated to average 1,170 boepd. The majority of unit gas is currently being sold under contract to Progas Limited with the remainder going to Pan-Alberta Gas Ltd. and other direct markets.

     Development Activity

      Development activities in 2001 included drilling four wells and an additional six recompletions.

     Weyburn Unit

      Pengrowth Corporation holds a 9.75% working interest in the Weyburn Unit located approximately 80 miles southeast of Regina in southeast Saskatchewan. The unit encompasses approximately 216 square kilometers. Production commenced from the Midale formation, within the unitized area, in 1955 under primary depletion (solution gas expansion). The Weyburn Unit was formed in 1963 for the purpose of implementing an inverted nine-spot waterflood pressure maintenance scheme. Commencing in 1985, the operator, PanCanadian Petroleum Limited, embarked on an extensive infill drilling and waterflood reconfiguration program. In recent years horizontal wells have been extensively used to arrest production declines. Produced oil averages 31 API and contains approximately 2% sulphur. GLJ estimates remaining Established Reserves at December 31, 2001 at 149 (14.6 net) mmbbls of oil with a remaining producing life of 50 years and a Reserve Life Index of 19.5 years. In 2001, production from the Weyburn Unit averaged 20,800 (2,028 net) boepd from 653 (63.7 net) oil wells.

     Development Activity

      A carbon dioxide (CO2) miscible flood project was initiated in the fall of 2000. CO2 injection has been initiated in seventeen of nineteen patterns in phase 1A of the flood with injection rates reaching the targeted 90 to 95 mmcf per day in September 2001. The 2002 program includes the addition of four more injection patterns. Incremental oil production to date from the CO2 project has ranged from 1,887 to 2,295 bpd and the incremental rates are expected to increase to 7,500 bpd during 2002 (731 bbls net to Pengrowth Corporation).

     Mcleod River

      The McLeod River property is located approximately 70 miles from Edmonton. Production is obtained from the Rock Creek, Gething and Cardium formations. Pengrowth Corporation drilled two gas wells during 2001, with working interests of 87.5 and 100 percent, respectively. Both wells are tied in and are on production. A compressor package was also installed on a well to reduce back pressure and maintain production. Mcleod River production at December 31, 2001 averaged 1,972 boepd.

     Development Activity

      Pengrowth Corporation has drilled and placed one additional well on production in March, 2002 and expects to drill at least three additional gas wells in 2002. Wellhead compression will be installed on one or two wells to maintain production.

     Enchant

      The Enchant property is located approximately 120 miles southeast of Calgary. The property consists of four operated oil pools in which Pengrowth Corporation holds an average 88% working interest. These pools produce 32API oil from the Nisku formation.

      Pengrowth Corporation holds a 100% working interest in the largest pool (the J and VV pool) which consists of 33 producing and 9 injection wells with treating, water handling and gas conservation handled at a central battery. Primary production commenced in 1992 and a waterflood project was implemented in 1995. Net Established Reserves are estimated at 6.6 mmbbls of oil and 2.9 bcf of natural gas with an estimated 2002 average net production rate of 933 bpd and 0.4 mmcf/d of natural gas. GLJ estimates that the Enchant property has a reserve life of 50 years and a Reserve Life Index of 19.4 years.

      Pengrowth Corporation drilled one 100% oil well during 2001 in the J & VV Pool. During 2001, Pengrowth Corporation also completed a stimulation on a zone of bypassed pay, which increased production by 25 bpd. Another producing oil well was converted from a rod pump to high volume submersible pump, which increased production by 50 bpd. A third well was converted to an injection well to provide pressure support in the interior portion of the pool.

      In the Enchant Arcs Unit No. 2, where Pengrowth Corporation converted a well to injection in mid-2000, pressure support is now apparent and consequently no production decline is anticipated in 2002.

     Development Activity

      Pengrowth Corporation expects to drill one potential oil well in the J and VV pool in 2002.

     Sable Offshore Energy Project (SOEP)

      SOEP is located offshore the Province of Nova Scotia. On June 15, 2002 Pengrowth Corporation acquired a 99.9% royalty interest in the reserves and production associated with Emera’s 8.4% working interest (the “SOEP Royalty”) and is responsible for its royalty share of associated capital and operating costs. As of December 31, 2002 the total SOEP remaining established reserves are estimated by Pengrowth Corporation to be in the range of 3.5 tcf and 109 mmbbls of natural gas liquids, with Pengrowth Corporation’s SOEP Royalty share estimated at 206 bcf of natural gas and 9.1 million barrels of natural gas liquids. SOEP production averaged 543 mmcf/d during the fourth quarter of 2001 (45.6 mmcf/d net to Pengrowth Corporation).

      The SOEP gas reserves were discovered in the early 1970’s and commercial gas production began in December 1999. SOEP currently produces gas and NGLs from three fields in the vicinity of Sable Island, Nova Scotia: Venture, North Triumph and Thebaud. The SOEP project consists of two tiers. The first tier, completed in December 1999, included the construction of the main gas processing plant at Goldboro, a natural gas liquids fractionation plant at Point Tupper, offshore platforms at Thebaud, North Triumph and Venture and the offshore pipeline system.

      Subject to owner approval, Tier 11 is expected to be developed over the 2002 — 2007 timeframe and will add three platforms and production from wells in Alma, Glenelg and South Venture. The first tier 11 platform is expected to be installed in the Alma Field. Fabrication and construction are planned for 2002, followed by installation, commissioning and start up in 2003. Development of the Tier 11 fields will be managed in a staged approach over the next several years.

      Sales gas from SOEP is delivered to the onshore gas plant facility at Goldboro, and the liquids are processed at the fractionation plant in Point Tupper. The refined gas is transported to market via the Maritimes & Northeast Pipeline.

Production

     Production History

      The natural gas, natural gas liquids and oil production of Pengrowth Corporation is set out in the following table:

	Natural Gas
			Natural Gas Liquids		Crude Oil
		Average Daily					Average Daily
		Production		Average Daily		Average Daily	Total
	Gas	mmcf/d per		Production		Production	Production
12 Months To	mmcf	day	mstb	bpd	mstb	bpd	boepd(1)

December 31, 1997	18,744	51,355	677.2	1,856	2,792.3	7,650	18,140
December 31, 1998	21,063	57,707	1,219.7	3,342	6,093.8	16,695	29,741
December 31, 1999	22,445	61,494	1,433.4	3,927	6,413.0	17,570	31,821
December 31, 2000	25,656	70,098	1,539.1	4,205	6,441.2	17,599	33,581
December 31, 2001	33,494	91,764	1,919.2	5,258	7,200.0	19,726	40,320

Note:

(1)	6:1 gas to oil conversion, including sulphur production.

     Producing Wells

      The producing wells of Pengrowth Corporation are summarized in the following table:

	Gas		Oil		Total

Property	Gross	Net	Gross	Net	Gross	Net

Judy Creek BHL Unit	—	—	128.00	128.00	128.00	128.00
Weyburn Unit	—	—	652.00	63.55	652.00	63.55
Swan Hills Unit No.1	—	—	228.00	23.82	228.00	23.82
Judy Creek West BHL Unit	—	—	33.00	31.21	33.00	31.21
Enchant	—	—	43.00	41.20	43.00	41.20
Nipisi Non-Unit	—	—	44.00	41.80	44.00	41.80
Goose River BHL Unit No.1	—	—	30.00	12.68	30.00	12.68
Dunvegan Gas Unit No.1	177.00	14.12	—	—	177.00	14.12
McLeod River	61.00	31.40	3.00	1.25	64.00	32.65
Monogram Gas Unit	375.00	201.82	—	—	375.00	201.82
Hanlan Swan Hills Pool Gas Unit No.1	11.00	0.86	—	—	11.00	0.86
Kaybob Notikewin Unit No.1	24.00	15.49	—	—	24.00	15.49
House Mountain Unit No.1	—	—	104.00	13.01	104.00	13.01
House Mountain Unit No.2	—	—	18.00	1.27	18.00	1.27
Minnehik Buck Lake Unit No.1	22.00	3.94	—	—	22.00	3.94
Other	960.00	170.66	514.00	76.16	1474.00	246.82

Total	1630.00	438.28	1797.00	433.95	3427.00	872.23

     Drilling Activity

      The number of wells drilled by Pengrowth Corporation over the past 5 years is set out in the following table:

							Dry &
	Gas		Oil		Service		Abandoned		Total

Period	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

1997	15	2.92	73	7.28	—	—	5	0.35	93	10.56
1998	60	27.74	62	4.77	11	6.45	18	3.02	151	41.98
1999	5	0.46	21	3.52	—	—	3	1.21	29	5.19
2000	8	1.2	61	21.4	19	2.99	3	0.78	91	26.37
2001	62	32.36	75	13.82	9	3.8	2	1.10	148	51.09

     Capital Expenditures

      The capital expenditures, excluding property acquisitions, made by Pengrowth Corporation to December 31, 2001 are set out in the following table:

	Capital Expenditures
	($000’s)

12 Months to	Drilling and Exploration	Production Facilities	Total

December 31, 1997	14,534	3,006	17,540
December 31, 1998	25,330	9,595	34,925
December 31, 1999	11,712	6,030	17,742
December 31, 2000	45,351	14,408	59,759
December 31, 2001	59,516	14,510	74,026

Reserves

      The following summary of reserves includes those working interests and gross overriding royalty interests held by Pengrowth Corporation as at December 31, 2001. Both the escalated and constant price cases are based on the GLJ Report. Assumptions and qualifications contained in the GLJ Report relating to prices, costs and inflation are set forth in the notes to the tables. All evaluations have been stated prior to any provision for income taxes, interest costs or general and administrative costs. It should not be assumed that the estimated present worth values represent the fair market value of the reserves of Pengrowth Corporation. Probable reserves and cash flows have been reduced by 50% to reflect the risk of recovery. Pengrowth Corporation is not aware of any material adverse changes in the information contained in the GLJ Report.

RESERVES

Pengrowth Corporation
Escalated Prices and Costs

									Estimated Future Net Cash Flow
	Gross Reserves				Net Reserves				Before Income Tax ($million)

		Natural				Natural
		Gas	Natural			Gas	Natural			Discounted at
	Oil	Liquids	Gas	BOE	Oil	Liquids	Gas	BOE
	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(mbbls)	Undiscounted	10%	12%	15%

Proved Producing	64,651	15,000	289.6	127,911	55,039	10,785	229.9	104,146	$1,532	875	815	741
Proved Non-Producing	22,737	6,858	121.2	49,794	19,994	5,262	97.0	41,424	$515	205	172	132

Total Proved	87,388	21,858	410.8	177,705	75,033	16,047	326.9	145,570	$2,047	1,080	987	873

Risked Probable	17,796	4,106	65.4	32,817	14,645	2,943	48.9	25,724	$489	149	127	103

Total Proved + Risked Probable	105,184	25,964	476.2	210,522	89,678	18,990	375.8	171,294	$2,536	1,229	1,114	976

*	Based on GLJ Report.

RESERVES

Pengrowth Corporation
Constant Prices and Costs

									Estimated Future Net Cash Flow
	Gross Reserves				Net Reserves				Before Income Tax ($million)

		Natural				Natural
		Gas	Natural			Gas	Natural			Discounted at
	Oil	Liquids	Gas	BOE	Oil	Liquids	Gas	BOE
	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(mbbls)	Undiscounted	10%	12%	15%

Proved Producing	64,810	15,085	291.0	128,395	55,034	10,854	231.4	104,452	$1,437	845	789	719
Proved Non-Producing	22,662	6,966	123.3	50,171	19,701	5,358	98.9	41,543	$532	216	182	142

Total Proved	87,472	22,051	414.3	178,566	74,735	16,212	330.3	145,995	$1,969	1,061	971	861

Risked Probable	17,809	4,093	65.1	32,762	14,561	2,928	48.5	25,568	$447	146	124	101

Total Proved + Risked Probable	105,281	26,144	479.4	211,328	89,296	19,140	378.8	171,563	$2,416	1,207	1,095	962

*	Based on GLJ Report.

ESTIMATED NET CASH FLOWS

Pengrowth Corporation
Established Reserves
Escalated Prices and Costs
($ millions)

			Net								Net Cash
			Revenue							Net	Flow
	Company		After			Net				Capital	Before
	Interest	Royalty	Royalty	Operating	Other	Production		Other	Abandon-	Invest-	Income
Year	Revenue	Burdens	Burdens	Expenses	Expenses	Revenue	ARC	Income	ment Cost	ment	Taxes

2002	397.3	67.8	329.5	109.5	3.4	216.6	0.5	4.8	2.2	42.4	177.4
2003	417.9	59.3	358.6	156.2	3.0	199.4	0.5	15.2	2.0	77.1	136.1
2004	429.1	63.4	365.7	128.7	3.1	233.9	0.5	6.8	2.9	42.7	195.6
2005	410.8	63.5	347.3	124.0	2.9	220.4	0.5	3.7	2.8	39.8	182.0
2006	403.9	78.1	325.8	111.6	2.7	211.4	0.5	(2.4)	3.2	19.2	187.1
2007	367.3	72.8	294.5	103.1	2.6	188.8	0.5	(3.7)	0.8	25.9	158.9
2008	337.1	70.4	266.7	96.0	2.5	168.2	0.5	(7.1)	1.3	11.9	148.5
2009	318.8	67.7	251.1	92.3	2.3	156.4	0.5	(8.1)	1.2	12.1	135.5
2010	276.7	59.1	217.6	79.4	2.2	136.1	0.5	(6.7)	1.3	8.1	120.6
2011	252.2	56.7	195.6	69.4	2.1	124.1	0.5	(6.4)	0.7	4.7	112.7
2012	238.7	53.8	184.8	66.3	1.8	116.7	0.5	(6.1)	0.6	5.0	105.6
2013	208.7	44.5	164.2	63.7	1.7	98.8	0.5	(5.1)	0.3	4.4	89.5

Subtotal	4,058.4	757.0	3,301.4	1,200.2	30.4	2,070.9	6.0	(15.0)	19.4	293.2	1,749.4
Remaining	2,281.3	346.0	1,935.4	1,030.9	16.3	888.1	15.6	(38.9)	48.3	30.4	786.2

TOTAL	6,339.7	1,102.9	5,236.8	2,231.1	46.7	2,959.0	21.6	(53.9)	67.6	323.6	2,535.5
Discounted Value at 12% DCF	2,636.0	467.5	2,168.6	813.3	19.7	1,335.5	4.4	0.5	15.0	211.7	1,113.6

ESTIMATED NET CASH FLOWS

Pengrowth Corporation
Established Reserves
Constant Prices and Costs
($ millions)

      [NTD: Parenthesis rather than negative symbol?]

			Net								Net Cash
			Revenue								Flow
	Company		After			Net				Net	Before
	Interest	Royalty	Royalty	Operating	Other	Production		Other	Abandonment	Capital	Income
Year	Revenue	Burdens	Burdens	Expenses	Expenses	Revenue	ARC	Income	Cost	Investment	Taxes

2002	397.4	67.8	329.6	109.5	3.5	216.7	0.5	4.8	2.2	42.4	177.4
2003	403.5	56.3	347.2	153.9	2.7	190.4	0.5	15.2	1.9	75.9	128.3
2004	417.8	61.8	356.0	124.9	2.9	228.2	0.5	6.8	2.8	41.5	191.2
2005	407.3	64.7	342.6	118.6	2.7	221.3	0.5	3.7	2.7	38.0	184.8
2006	398.6	78.9	319.6	105.2	2.6	211.9	0.5	(2.4)	3.0	18.1	188.8
2007	359.1	72.8	286.3	95.7	2.4	188.2	0.5	(3.7)	0.8	24.1	160.2
2008	327.2	69.9	257.3	87.9	2.2	167.2	0.5	(7.1)	1.2	10.8	148.6
2009	306.7	66.6	240.1	83.3	2.2	154.6	0.5	(8.1)	1.1	10.9	135.1
2010	262.6	57.4	205.2	70.5	2.0	132.6	0.5	(6.7)	1.1	7.2	118.2
2011	235.7	54.1	181.6	60.8	1.9	118.9	0.5	(6.4)	0.7	4.1	108.2
2012	221.2	50.9	170.2	57.1	1.7	111.4	0.5	(6.1)	0.5	4.3	101.1
2013	191.2	41.6	149.6	54.1	1.6	93.9	0.5	(5.1)	0.4	3.8	85.2

Subtotal	3,928.1	742.9	3,185.3	1,121.4	28.4	2,035.4	6.0	(15.0)	18.3	281.0	1,727.1
Remaining	1,819.5	286.6	1,532.9	747.3	13.0	772.5	13.5	(43.6)	30.3	22.7	689.3

TOTAL	5,747.6	1,029.5	4,718.1	1,868.7	41.4	2,807.9	19.5	(58.6)	48.7	303.7	2,416.4
Discounted Value at 12% DCF	2,539.9	456.2	2,083.7	756.5	18.4	1,308.7	4.3	0.3	13.8	204.2	1,095.4

General Notes:

(1)	Gross reserves are defined as the total Pengrowth Corporation share of reserves. Net reserves are defined as Pengrowth Corporation’s gross reserves less all royalties payable to the Crown and others.

(2)	GLJ has used its best engineering judgement in estimating production rates and product pricing in evaluating the properties. It should be recognized, however, that uncertainties in the oil and gas industry may result in production rates and product prices being different from those used in the GLJ Report.

(3)	Proved Reserves: Those reserves estimated as recoverable under current technology and existing economic conditions, in the case of constant pricing, and anticipated economic conditions, in the case of escalated pricing, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Proved Producing Reserves: Those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner rather than the lack of markets or some other reason. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

Proved Non-Producing Reserves: Those proved reserves that are not currently producing either due to lack of facilities and/or markets.

Probable Additional Reserves: Those reserves which an analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(4)	Net cash flow is income derived from the sale of net reserves of oil, gas and gas by-products, gas processing and other revenue, less all capital costs, production taxes and operation costs and before provision for income taxes and administrative overhead costs.

(5)	All values are shown in Canadian dollars.

(6)	Pengrowth Corporation is entitled to claim Alberta Royalty Credits (“ARC”). The ARC program is based on a price-sensitive formula linked to crude oil prices. Credits vary from a high of 75% of the eligible Alberta Crown Royalties for a taxation year to a maximum of $1,500,000 (75% of $2,000,000) when the price of oil falls below U.S. $15 per barrel, to a low of 25% (maximum $500,000) when the price of oil rises above U.S. $30 per barrel. In the GLJ Report, the ARC program is assumed to continue indefinitely.

(7)	The escalating price assumptions assume the continuance of current laws and regulations and any forecast changes in wellhead selling prices and takes into account inflation with respect to future operating and capital costs. In the escalating price assumptions evaluation contained in the GLJ Report, operating and capital costs have been escalated in accordance with GLJ’s estimate thereof. GLJ’s oil and gas base case price forecasts effective December 31, 2001 are as shown below.

(8)	Pengrowth Trust bases its distributions to Unitholders on distributable income calculated in accordance with Canadian generally accepted accounting principles. The net cash flows estimated in the GLJ Report will not correspond directly to distributable income reported by Pengrowth Trust for several reasons including the following:

(a)	net cash flow before income tax from the GLJ Report is stated prior to general and administrative expenses, interest and management fees;

(b)	for purposes of calculating distributable income, Pengrowth Trust amortizes the cost of miscible flood injection fluids purchased from third parties over the period of expected future economic benefit arising from the injection of those fluids, which is currently 30 months. The GLJ Report includes the full cost of purchased injection fluids ($14.6 million in 2002) in operating costs in the year incurred.

	Oil Prices
				Capital and	Natural Gas Liquid Prices FOB
				Operating	Edmonton
	Edmonton		Gas Prices	Cost
	FOB	West Texas	Average	Escalation	Condensate	Propane	Butane
	CDN	Intermediate	Alberta Price	Factors	CDN	CDN	CDN
Year	$/bbl	US $/bbl	CDN $/mcf	%/yr	$/bbl	$/bbl	$/bbl

2002	30.75	20.00	3.95	1.5	31.75	19.75	20.75
2003	31.25	21.00	4.35	1.5	32.25	20.25	21.25
2004	30.50	21.00	4.45	1.5	31.50	19.50	20.50
2005	29.50	21.00	4.50	1.5	30.00	18.50	19.50
2006	29.50	21.25	4.50	1.5	30.00	18.50	19.50
2007	30.00	21.75	4.50	1.5	30.50	19.00	20.00
2008	30.50	22.00	4.50	1.5	31.00	19.50	20.50
2009	31.00	22.25	4.55	1.5	31.50	19.75	21.00
2010	31.50	22.50	4.60	1.5	32.00	20.25	21.50
2011	32.00	23.00	4.70	1.5	32.50	20.50	22.00
2012	32.50	23.25	4.75	1.5	33.00	20.75	22.50

      and thereafter escalate at 1.5% per annum

(9)	The US/Canadian dollar exchange rate is assumed to be $0.635 for 2002, $0.65 for 2003, $0.67 for 2004, $0.69 for 2005, $0.70 for 2006 and beyond.

(10)	The constant price assumptions assume that the prices set out above for 2001, adjusted to the wellhead and for oil quality, will remain constant for the economic life of the reserves.

(11)	Operating costs are based on actual costs determined from a review of operating statements. Capital costs have been included to drill, complete, equip and tie-in wells where applicable. Capital costs have been escalated similarly to operating costs. All operating costs and capital cost figures quoted in the GLJ Report are in terms of 2002 dollars.

(12)	GLJ estimates the total capital costs net to Pengrowth Corporation necessary to achieve the estimated future net proved and risked probable production revenues in respect of the Existing Reserves to be as follows:

	Projected Capital Costs ($ millions)

	2002	2003	2004	2005	Remainder	Total

Escalated	42.4	77.1	42.7	39.8	121.7	323.6
Prices & Costs Constant Pricing	42.4	75.9	41.5	38.0	106.0	303.7

(13)	Well abandonment and reclamation have been considered in evaluating the reserves.

Replacement of Properties

      In the event that Pengrowth Corporation determines that the sale of any of its interests in properties, and the release of the Royalty therefrom, would be in the best interest of the Unitholders, the Royalty Indenture permits it to make sales without the requirement of approval of the Unitholders, provided that the aggregate properties sold in any given year total less than 25% of the assets of Pengrowth Corporation, determined as at the date of disposition of the properties based upon an independent engineering appraisal. Any sale exceeding this threshold must be approved by a Special Resolution of the Unitholders.

      In connection with any sale of properties, the management of Pengrowth Corporation will also be required to consider whether the net proceeds of the sale should be distributed or reinvested to purchase replacement properties (the “Replacement Properties”). If the proceeds of disposition are not reinvested in the purchase of Replacement Properties within the same calendar year then these proceeds are allocated to the Royalty Unitholders.

Borrowing

      Pursuant to the Royalty Indenture, Pengrowth Corporation is permitted to borrow funds to finance the purchase of properties or for capital expenditures, to incur take or pay obligations and other burdens and encumbrances in respect of the properties, and to grant security on the properties in priority to the Royalty to secure the borrowing of such funds. Repayment of debt shall be scheduled so as to minimize, to the extent possible, income tax payable by Pengrowth Corporation. Debt service charges (to the extent that they exceed certain revenues of Pengrowth Corporation) and taxes payable by Pengrowth Corporation will be deducted in computing Royalty Income.

      As at December 31, 2001, Pengrowth Corporation had a $415 million revolving credit facility syndicated among nine financial institutions with an extendible 364 day revolving period and a three year amortization term. In addition, it had a $35 million demand operating line of credit. The facilities are secured by a $500 million first fixed and floating charge debenture on all of Pengrowth Corporation’s assets. In addition, Pengrowth Trust has issued a guarantee and a $200 million debenture granting a first fixed security interest in the Judy Creek and Swan Hills facilities to the financial institutions in the credit facility. The credit facility is available by way of Canadian and U.S. dollar prime based loans, bankers’ acceptances, libor loans and letters of credit. The facility bears interest at the bank’s prime lending rate, libor rate plus applicable margins or bankers’ acceptance rates plus a stamping fee depending on the form of borrowing by Pengrowth Corporation. The margins and stamping fees vary with the debt to cash flow ratio and can range from 0.625% to 1.125%. Pengrowth Corporation pays a standby fee of 0.15% per annum on the unutilized portion of the credit facility.

      The credit facility will revolve until June 23, 2002, where upon it is expected to be renewed for a further 364 days, subject to satisfactory review by the lenders. If the revolving credit facility is not extended, the principal amount outstanding is to be repaid in 12 equal quarterly instalments.

Marketing Arrangements

      Pengrowth Corporation has hedged a total of 7,000 mmbtu/d of SOEP natural gas using financial swaps for the remainder of 2002 at an average Goldboro netback price of $4.40/mmbtu. Pengrowth Corporation has also hedged 12,000 mmbtu/d of Sable Island gas for the periods 2003 and 2004 at an average Goldboro netback price of $4.52/mmbtu.

      Pengrowth Corporation has currently hedged 4,000 bopd of crude oil, including foreign exchange risk, for the remainder of 2002 at an average price of $36.89/bbl (21% of estimated oil production).

      Pengrowth Corporation has 6,785 mcf/d of Alberta natural gas hedged for the remainder of 2002 at an average plantgate price of $2.99/mcf.

      In the first quarter of 2002, Pengrowth Corporation realized a net hedging gain of $0.3 million related to fixed price contracts (as compared to monthly AECO average spot prices) and natural gas contracts. Net hedging gains realized on crude oil price swap transactions were $0.5 million.

Interest Rate Swaps

      Pengrowth Corporation has entered into interest rate swaps on $125 million of its long term debt for periods of three years ending November 30, 2004 ($75 million), December 31, 2004 ($25 million) and March 4, 2005 ($25 million) at an average interest rate of 4.09% before stamping fees.

      The estimated fair value of these interest rate swaps at March 31, 2002 (the amount that Pengrowth Corporation would receive to terminate these contracts) was $2.5 million.

TRUST UNITS

The Trust Indenture

      A maximum of 500,000,000 Trust Units may be created and issued pursuant to the Trust Indenture. The Trust Units represent fractional undivided beneficial interests in Pengrowth Trust. The Trust Indenture, among other things, provides for the calling of meetings of Trust Unitholders, the conduct of business at such meetings, notice provisions, the appointment and removal of Computershare as trustee and the form of Trust Unit certificates. The Trust Indenture may be amended from time to time. Amendments to the Trust Indenture, the early termination of Pengrowth Trust and the sale or transfer of the property of Pengrowth Trust as an entirety, or substantially as an entirety, require approval by Special Resolution of the Trust Unitholders.

      The original Trust Indenture, dated December 12, 1988, was prepared in conjunction with the formation of Pengrowth Corporation and Pengrowth Trust. In conjunction with the evolution and growth of the royalty trust industry and of Pengrowth Corporation, changes to the Trust Indenture were considered and approved by Trust Unitholders from time to time. At the Special and Annual General Meeting held on April 23, 2002, an Amended and Restated Trust Indenture was approved by the holders of Trust Units to incorporate all of the previous amendments and to adopt certain additional changes recommended by management. See “Recent Developments — Annual and Special Meeting April 23, 2002”.

      On April 23, 2002, the Trust Unitholders passed an Extraordinary Resolution permitting meetings of Trust Unitholders to be held partially or entirely by means of a telephonic, electronic or other communication facility and the distribution and receipt of proxies in respect thereof, thereby potentially increasing the efficiency and reducing the expense of the process. On April 23, 2002, the Trust Unitholders also approved an Extraordinary Resolution permitting Pengrowth Trust to guarantee the obligations of Pengrowth Corporation under its bank credit facilities and to subordinate any obligations to make distributions to the Trust Unitholders to the obligations to the lenders. Pengrowth Trust was also specifically authorized to guarantee the obligations of Pengrowth Corporation pursuant to an Amended and Restated Preliminary Net Royalty Agreement with Emera Inc., dated as of April 26, 2001 in respect of which Pengrowth Corporation acquired the SOEP Royalty.

Computershare Trust Company of Canada as Trustee

      Computershare is the Trustee of Pengrowth Trust (the “Trustee”). The Trustee is responsible for: (i) reviewing and accepting subscriptions for Trust Units received by Pengrowth Trust and issuing Trust Units pursuant thereto, subject to the right of Pengrowth Corporation to reject any subscription in whole or in part; (ii) subscribing for Royalty Units or making other “Permitted Investments” as defined in the Trust Indenture; (iii) issuing Trust Units in exchange for Royalty Units tendered to it; (iv) maintaining records and providing timely reports to Trust Unitholders; and (v) supervising the activities of Pengrowth Trust. In accordance with its power to delegate under the Trust Indenture, the Trustee has appointed Pengrowth Corporation as the administrator of Pengrowth Trust to assume those functions of the Trustee which are largely discretionary pursuant to the Trust Indenture, subject to the prescribed duties of Pengrowth Management.

      The Trustee is reappointed or replaced every two years as may be determined by a majority of the votes cast at an annual meeting of the Trust Unitholders. At the Special and Annual Meeting of holders of Trust Units held on April 25, 2001, the appointment of Computershare was extended for a further two year period and the Unitholders approved amendments to the Trust Indenture on April 23, 2002, including making Computershare a party thereto. See “Recent Developments — Annual And Special Meeting April 23, 2002”. The Trustee may resign upon 60 days notice to the Trust Unitholders and may be removed by Special Resolution of the Trust Unitholders. Such resignation or removal shall become effective upon the acceptance of appointment by a successor.

Cash Distributions

      Since June 15, 1992, cash distributions have been made on the 15th day of each month to Trust Unitholders of record on the tenth business day immediately preceding the cash distribution date. The amount to be paid to a Trust Unitholder on a cash distribution date is equal to the Trust Unitholders’ share of Royalty income, processing income and other income received by Pengrowth Trust, less the expenses of Pengrowth Trust and amounts reimbursed by Pengrowth Trust to Pengrowth Corporation in respect of Crown Royalties. Pengrowth Trust also has a United States currency pay feature whereby Unitholders may elect to receive their distributions in United States funds.

Redemption Right

      Trust Units are redeemable by the Trustee at the request of a Trust Unitholder when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption to a maximum of $25,000 of Trust Units in any calendar month.

Voting Rights in Pengrowth Trust

      At all meetings of the Trust Unitholders, each holder is entitled to one vote in respect of each Trust Unit held. Subject to applicable securities legislation, meetings of Trust Unitholders may be called on 21 days notice and held for the purposes of: (i) the removal or election of the Trustee; (ii) the appointment or removal of the auditor of Pengrowth Trust; (iii) the approval of subdivisions or consolidations of Trust Units; (iv) the approval of material amendments to the Trust Indenture; (v) the sale of the assets of Pengrowth Trust as an entity; (vi) the termination of Pengrowth Trust; or (vii) the consideration of any other business relating to Pengrowth Trust. In any event, meetings of Trust Unitholders may be called at any time by the Trustee or upon written request of Trust Unitholders holding in the aggregate not less than 20% of the Trust Units and shall be called by the Trustee and held annually. All activities necessary to organize any such meeting will be undertaken by Pengrowth Management on behalf of the Trustee.

      Trust Unitholders may attend and vote at all meetings of the Trust Unitholders either in person or by proxy and a proxy holder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units constitute a quorum for the transaction of business at all such meetings. Except where otherwise provided in the Trust Indenture, matters requiring the approval of the Trust Unitholders must be approved by Special Resolution.

      A meeting of Trust Unitholders shall be called by the Trustee upon the written request of the Trust Unitholders holding in the aggregate not less than 5% of the Trust Units for the purpose of considering the appointment of an inspector to investigate whether the Trustee has performed its duties arising under the Trust Indenture. Such an inspector shall be appointed if a resolution approving the appointment of such inspector is passed by a majority of the votes duly cast at the meeting held for that purpose. The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders.

Termination of Pengrowth Trust

      The Trust Unitholders may vote to terminate Pengrowth Trust at any meeting of the Unitholders, subject to the following: (i) a vote may only be held: (a) if requested in writing by the holders of not less than 25% of the Trust Units, or (b) if the Trust Units have become ineligible for investment by RRSPs, RRIFs, or DPSPs; and (ii) the termination must be approved by Special Resolution of the Trust Unitholders. If the Trust Unitholders approve termination, the Trustee will distribute the Royalty Units held by it directly to the Trust Unitholders.

Limitation on Non-Resident Ownership

      In order for Pengrowth Trust to maintain its status as a Mutual Fund Trust under the Income Tax Act (Canada), Pengrowth Trust must not be established or maintained primarily for the benefit of non-residents of Canada (“nonresidents”) within the meaning of the Income Tax Act (Canada). Accordingly, the Trust Indenture provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. Under the terms of the Trust Indenture the Trustee is authorized to take certain actions to ensure that the ownership by beneficial owners of Trust Units by nonresidents of Canada is below 49% of the total issued and outstanding number of Trust Units.

Reporting to Trust Unitholders

      All correspondence between Pengrowth Corporation or Pengrowth Management and the Royalty Unitholders will be sent to the Trust Unitholders.

      The accounts of Pengrowth Trust are audited annually by an independent firm of chartered accountants. The consolidated financial statements of Pengrowth Trust, (which combine the financial statements of Pengrowth Corporation and Pengrowth Trust with inter-entity transactions eliminated) together with the report of such chartered accountants, are mailed annually to all Trust Unitholders shown in the register of Trust Unitholders on the record date chosen within the periods prescribed by applicable securities legislation. The year end of Pengrowth Trust is December 31.

Pengrowth Corporation as Administrator

      The Trustee has delegated to Pengrowth Corporation, as Administrator, responsibility for:

(a) any and all matters relating to an offer of Trust Units;

(b) any and all matters and decisions relating to the acquisition of facilities, interests or royalty interests or other assets by Pengrowth Trust; and

(c) the determination of distributable income.

ROYALTY UNITS

The Royalty Indenture

      A maximum of 500,000,000 Royalty Units can be created and issued only to residents of Canada pursuant to the Royalty Indenture. The Royalty Units represent fractional undivided interests in the Royalty. The Royalty Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereat, notice provisions, the appointment and removal of the Trustee and the form of Royalty Unit certificates.

      The Royalty Indenture may be amended or varied only by Special Resolution of the Unitholders.

The Royalty

      The Royalty consists of a 99% share of “Royalty Income”. Under the terms of the Royalty Indenture, Pengrowth Corporation is entitled to retain a 1% share of “Royalty Income” and all miscellaneous income to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses and management fees. However, the result of the computation is that the Royalty is effectively 100% of “Royalty Income” (see note 1 in the audited financial statements of Pengrowth Trust).

      “Royalty Income” means the aggregate of any special distribution and gross revenue less, without duplication, the aggregate of the following amounts:

(i) operating costs;

(ii) general and administrative costs;

(iii) management fees and debt service charges;

(iv) taxes or other charges payable by the grantor; and

(v) any amounts paid into the “Reserve”.

      The “Reserve” is established by Pengrowth Corporation to fund the payment of operating costs, future abandonments, environmental and reclamation costs, general and administrative costs, management fees and debt service charges.

      Gross revenues essentially consist of cash proceeds from the sale of petroleum substances produced from the properties of Pengrowth Corporation and all other money and things of value received by or incurring to Pengrowth Corporation by virtue of its legal and beneficial ownership of the properties, but not including processing revenues or proceeds from the sale of properties.

      Pengrowth Corporation is required to pay to the Royalty Unitholders, on each cash distribution date, 99% of “Royalty Income” received by Pengrowth Corporation from the properties for the period ending on the last day of the second month immediately preceding that cash distribution date. The Royalty Unitholders, including Pengrowth Trust, reimburse Pengrowth Corporation for 99% of the Crown royalties and other Crown charges payable by Pengrowth Corporation in respect of production from, or ownership of, the properties. Pengrowth Corporation at all times is entitled to set off its right to be so reimbursed against its obligation to pay the Royalty.

      To date, Pengrowth Corporation has not incurred income taxes but is subject to the federal large corporations tax and the Saskatchewan Resource Surcharge. Any taxes payable by Pengrowth Corporation will reduce the Royalty Income, and thus the distributions received by holders of Royalty Units and Trust Units.

      On April 29, 1998, the Royalty Unitholders passed an Extraordinary Resolution providing for the release of security granted by Pengrowth Corporation to Montreal Trust Company of Canada (as it then was) as Trustee on behalf of the Royalty Unitholders under a fixed and floating charge debenture and the removal of the security provisions contained in the Royalty Indenture in order to enable Pengrowth Corporation the ability to establish a commercial paper program or to permit other forms of borrowing by Pengrowth Corporation. The release of security was granted by Montreal Trust Company of Canada (as it then was) on December 11, 1998.

      On April 26, 2000, the Unitholders of Pengrowth Corporation and Pengrowth Trust approved an Extraordinary Resolution removing the voting rights of Royalty Unitholders at a meeting of Shareholders of Pengrowth Corporation provided that the resolution receives unanimous approval from Royalty Unitholders. The resolution was sought by Pengrowth Management to provide a basis for negotiating certain structural considerations with the Securities and Exchange Commission in the United States. It has been unnecessary, to the present, for Pengrowth Corporation to implement the Extraordinary Resolution.

      On April 23, 2002, the Royalty Unitholders passed an Extraordinary Resolution approving a subordination of the rights of Royalty Unitholders to be paid the Royalty by Pengrowth Corporation to the rights of lenders under Pengrowth Corporation’s credit facility. This resolution clarified Pengrowth Corporation’s obligations to repay its lenders in order to increase Pengrowth Corporation’s financing options. See “Recent Developments — Annual and Special Meeting April 23, 2002”.

The Trustee

      Computershare is the Trustee under the Royalty Indenture. It will remain the Trustee thereunder unless it resigns or is removed by Unitholders. The Trustee or its successor may resign on 60 days prior notice to the Unitholders, and may be removed by Special Resolution of the Unitholders. The Trustee’s successor must be approved in the same manner.

Alberta Royalty Credit

      Pengrowth Corporation is entitled to claim ARC in respect of amounts reimbursed by it to Pengrowth Corporation for Alberta Crown Royalties. Under current legislation, the ARC program is based on a price-sensitive formula linked to crude oil prices. Credits vary from a high of 75% of ARC when the price of oil falls below $100 per cubic metre, to a low of 25% when the price of oil rises above $210 per cubic metre. The maximum Crown Royalty to which the rate applies annually is $2.0 million per applicant or associated group of applicants. In 1996, Pengrowth Corporation reached the maximum allowable limit of $2.0 million in eligible Crown Royalties. In 2001, the maximum allowable limit was reduced to approximately $0.5 million. ARC is currently paid by way of a single payment to Pengrowth Trust which is normally received during the second quarter of each year.

Environmental Obligations — Reclamation Fund

      Pengrowth Corporation will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow. In conjunction with the acquisition of interests in the Judy Creek and Swan Hills areas from Imperial Oil Resources Limited, Pengrowth Corporation established a reclamation fund.

      Pengrowth Corporation carries out its activities and operations on its operated properties in compliance with all relevant and applicable environmental regulations and good industry practice. At present, Pengrowth Corporation believes that it meets all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet environmental protection requirements. The estimates of reserves and the present worth of future net cash flows from such reserves contained in the GLJ are stated after providing for estimated well abandonment and site restoration costs.

      Pengrowth Corporation emphasizes the importance of creating and maintaining a safe and environmentally sound operation by focusing on proper training of field operators, continuous and thorough review of operating procedures and policies conducted by the field operations staff and management and by monitoring and ensuring compliance with safety and environmental regulations. Pengrowth Corporation regularly conducts safety and environment training for the field foremen and operations staff, who then implement this training in the field with employees and other operators. Production optimization, operator training and development and orientation programs are held and include such topics as emergency response, media relations, first aid and CPR and oil spill training. Occupational health and safety, environmental regulations, site remediation and waste handling training are also included to continually improve the knowledge and expertise of the personnel employed by Pengrowth Corporation.

DISTRIBUTABLE INCOME PER UNIT

      All net cash flow, after expenses and operating costs, is distributed to the holders of Royalty Units and Trust Units. The following Distributable Income per Unit has been reported in respect of the quarters indicated since January 1, 1989:

Quarter	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989

First	$1.1400	$0.8900	$0.4670	$0.4300	$0.5500	$0.3400	$0.2900	$0.2774	$0.2792	$0.2588	$0.4784	$0.4472	$0.1079
Second	0.8300	0.8250	0.5990	0.3550	0.5730	0.6210	0.3944	0.2600	0.3400	0.1200	0.1174	0.1395	0.2150
Third	0.6300	0.9600	0.6800	0.3300	0.3900	0.3600	0.2950	0.2750	0.1700	0.1300	0.0302	0.0602	0.1616
Fourth	0.4100	1.1100	0.7400	0.4100	0.5040	0.5990	0.3310	0.3969	0.2202	0.3788	0.1236	0.2126	0.0780
Total Annual	$3.0100	$3.7850	$2.4860	$1.5250	$2.0170	$1.9200	$1.3104	$1.2093	$1.0094	$0.8876	$0.7496	$0.8595	$0.5625
Cumulative	$21.3313	$18.3213	$14.5363	$12.0503	$10.5253	$8.5083	$6.5883	$5.2779	$4.0686	$3.0592	$2.1716	$1.4220	$0.5625

Notes:

(1)	On June 15, 1992, Pengrowth Trust commenced making monthly distributions to Trust Unitholders to provide a more stable income stream, similar to that offered by bonds and other money market instruments. Rather than reference a fixed monthly distribution rate, Pengrowth Trust’s current policy is to distribute its earnings on a monthly basis subject to accounting estimates and accruals necessary for timely financial reporting.

(2)	Pengrowth Corporation presently applies for and receives ARC payments once per year which are normally distributed along with the May 15 distribution to Unitholders. ARC for 1999 of $0.025 per Unit was paid on May 15, 2000. ARC for 2000 of $0.008 per unit was paid on May 15, 2001. ARC for 2001 of $0.006 was paid on May 15, 2002.

INDUSTRY CONDITIONS

Introduction

      The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Pengrowth Corporation in a manner materially different than they would affect other oil and gas companies of a similar size. All current legislation is a matter of public record and Pengrowth Corporation is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing — Oil

      In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/ demand balance.

Pricing and Marketing — Natural Gas

      In Canada, the price of natural gas sold in intra-provincial and international trade is determined by negotiation between buyers and sellers. The price received by a natural gas producer depends, in part, on the price of competing natural gas and other fuels, type of natural gas produced, access to downstream transportation, length of contract term, weather conditions and the supply/ demand balance.

      The Governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those Provinces for consumption elsewhere based, mainly in the case of removals exceeding two years, based on such factors as reserve availability, transportation arrangements and market considerations.

Exports from Canada

      In order to export oil or natural gas from Canada, certain approvals are required from the NEB and the Federal Government. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board (“NEB”). Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council. The approvals required are dependent on the hydrocarbon substances being exported and the length of the proposed export arrangement.

Royalties and Incentives

      In addition to Federal regulation, each Province in Canada has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

      From time to time the Federal and Provincial governments of Canada, have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects although the trend is toward eliminating these types of programs in favour of long term programs which enhance predictability for producers. Oil and natural gas royalty holidays and reductions for specific wells will reduce the amount of Crown royalties paid by Pengrowth Corporation to the Provincial governments.

Environmental Regulation

      The oil and natural gas industry in Canada is currently subject to environmental regulation pursuant to Federal and Provincial legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary limits and authorizations, restrictions on the transfer of well and facility sites and civil liability for pollution damage.

      In Alberta, environmental compliance has been governed by the Environmental Protection and Enhancement Act (Alberta) (“EPEA”) since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, EPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations. The EPEA permits greater public involvement in environmental assessment and enforcement.

      Pengrowth Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment.

SELECTED FINANCIAL INFORMATION

Summary of Annual Financial Information

(Stated in thousands of dollars except per unit amounts)
Year ended December 31
(Audited)

	2001	2000	1999	1998	1997

Oil and gas revenue	$469,929	$416,228	$252,408	$168,782	$121,216
Net Income (Loss)	85,150	123,215	50,223	(767)	24,529
Per Unit	1.201	2.213	0.98	(0.02)	0.87
Total Assets	1,249,339	1,090,483	857,914	765,162	965,281
Long Term Debt	345,456	286,823	230,333	157,662	282,262
Distributable Income	215,787	218,340	128,172	72,117	63,634
Per Unit	3.01	3.79	2.49	1.53	2.02

Summary of Quarterly Financial Information

(Stated in thousands of dollars except per unit amounts)
Three months ended
(Unaudited)

2001	March 31	June 30	September 30	December 31

Oil and gas revenue	$142,961	$121,043	$115,847	$91,138
Distributable Income	72,071	63,395	48,324	31,997
Per Unit	1.140	0.830	0.630	0.410

2000	March 31	June 30	September 30	December 31

Oil and gas revenue	$90,871	$91,014	$103,550	$130,793
Distributable Income	48,571	44,990	53,163	71,616
Per Unit	0.890	0.825	0.960	1.110

Notes:

(1)	The per unit amounts for net revenue and net income are based on weighted average units outstanding calculated on a quarterly basis. The per unit amounts for distributable income reflect actual distributions paid and payable.

(2)	Certain comparative figures have been restated to conform to the presentation adopted in the current year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING

RESULTS AND FINANCIAL CONDITION

      Management’s Discussion and Analysis relating to Pengrowth Trust’s financial statements for the fiscal years ended December 31, 2001 and 2000, which are contained on pages 32 to 43 of Pengrowth Trust’s 2001 Annual Report, are incorporated herein by reference and form an integral part of this Annual Information Form.

RECENT DEVELOPMENTS AND ANNUAL AND SPECIAL MEETING APRIL 23, 2002

     Divestment Activity

      As part of Pengrowth Corporation’s on going program of reviewing and rationalizing its portfolio of oil and natural gas, a number of non core properties were offered for sale in the first quarter of 2002. On January 17, 2002 the Virginia Hills property was sold for $4.5 million. On January 2, 2002, Pengrowth Corporation engaged Kobayashi and Associates Ltd. as agent to market another four properties: Minehead, Niton, North Pembina Cardium Unit and Strachan place (the “Divestment Properties”). This resulted in a number of bids on the individual properties and one bid on the total package. One of the three producing wells in Strachan encountered production problems during the sale process. After review of several bids, Pengrowth Corporation accepted a $40.2 million offer in respect to the entire package and the sale closed on April 30, 2002 with an effective date of December 31, 2001. Total first quarter production from these four properties was 412 bpd of oil, 6,065 mcf/d of gas, and 268 bpd of NGLs for a total of 1,690 boepd. GLJ Established Reserves as at December 31, 2002 for the Divestment Properties were 4.4 mmstb of oil, 24 bcf of gas for a total of 9.7 mmboe. According to GLJ the net present value at 15% was $38.3 million and $43.4 million at 12%.

NSRVL Transaction

      Since the issuance and sale of an aggregate of 6,727,500 Trust Units for aggregate gross proceeds of $86,448,375 under a prospectus of Pengrowth Trust dated December 10, 2001, Pengrowth Corporation has completed the purchase of additional petroleum and natural gas rights and other assets from NSRVL for $27.5 million including $22.5 million of cash and forgiveness of debt associated with the West Eagle Property previously sold by Pengrowth to NSRVL in June, 2001. As a result, the Province of Nova Scotia has acknowledged that Pengrowth Corporation has no further obligations under a Share Sale Backstop Agreement including any obligation to acquire the shares of Nova Scotia Resources Limited, the parent company of NSRVL. The total net purchase price of assets acquired from NSRVL in 2001, including the SOEP Royalty, was approximately $256 million.

      On February 12, 2002, Pengrowth Trust announced that GLJ had revised its estimate of the remaining recoverable Established Reserves in respect of the SOEP Royalty. As at December 31, 2001, GLJ has estimated the remaining recoverable Established Reserves to be 206.1 bcf of natural gas and 9.1 mmbbls of NGLs totalling approximately 43.5 mmboe (6:1). These reserves are approximately 14% less than the 52.2 mmboe previously reported as at June 1, 2001, after adjusting for interim production. Pengrowth Corporation’s share of reserves equates to total remaining recoverable Established Reserves for 100% of SOEP of 2.5 tcf which is generally consistent with the reserves recently reported by the SOEP coventurers.

      When Emera had agreed to purchase its undivided 8.4% working interest in SOEP and issued the SOEP Royalty to Pengrowth Corporation, the SOEP owners (other than NSRVL) exercised rights of first refusal in respect of an 8.4% interest in SOEP downstream of Emera’s working interest (the “ROFR’d Interest”) for $40 million. Consequently, the formula negotiated with Emera for determining processing fees may not apply to the ROFR’d Interest. The SOEP owners, other than Emera, have proposed a processing fee arrangement in respect of the ROFR’d Interest that is higher than the processing fee that would have been payable to Emera under the pre-arranged formula which now applies only to the SOEP Interest. The difference equates to a net present value of approximately $20 million (at a discount rate of 15%) over the full economic life of the SOEP

Project. Pengrowth Corporation has not agreed to the proposal and is working toward a lower cost fee structure.

Special and Annual General Meeting of Shareholders

      At the Special and Annual General Meeting of Shareholders of Pengrowth Corporation held on April 23, 2002, the following matters were approved:

•	The reappointment of KPMG LLP Chartered Accountants as auditors of Pengrowth Corporation.

•	The appointment of James S. Kinnear and Stanley H. Wong as management appointed directors and the appointment of Francis G. Vetsch, John B. Zaozirny, Thomas A. Cumming and Michael A. Grandin as unitholder nominated directors of Pengrowth Corporation. Mr. Grandin, who joined the Board of Directors on April 23, 2002, was previously President of PanCanadian Energy Corporation (2000), Executive Vice President and Chief Financial Officer, Canadian Pacific Limited (1998 — 2001) and Vice Chairman and Director, Midland Walwyn Capital Inc. (1996 — 1998).

•	Extraordinary Resolution consolidating prior amendments to the Unanimous Shareholder Agreement, amending the Unanimous Shareholder Agreement in respect to the addition of Pengrowth Trust as a shareholder, increasing the permitted site of the board to eight directors, and approving a Restated Unanimous Shareholder Agreement.

•	Extraordinary Resolution approving amendments to the Articles of Pengrowth Corporation increasing the authorized number of directors from seven to eight.

     Special Meeting of Royalty Unitholders

      At the Special Meeting of Royalty Unitholders of Pengrowth Corporation held on April 23, 2002, the following matters were approved:

•	Extraordinary Resolution consolidating prior amendments to the Royalty Indenture, correcting drafting errors, clarifying the right to take petroleum substances in kind, clarifying exchange rights for Trust Units, removing borrowing restrictions, approving the use of telephonic or electronic communications for voting, authorizing the Board of Directors to retain up to 20% of gross revenue to pay capital or to pay future royalties to stabilize distributions, and approving a Restated Royalty Indenture.

•	Extraordinary Resolution consolidating prior amendments to the Management Agreement and approving an Amended and Restated Management Agreement.

•	Extraordinary Resolution approving a subordination of the rights of Royalty Unitholders to be paid to the Royalty by Pengrowth Corporation to the obligation of Pengrowth Corporation to repay its primary corporate lenders to enhance Pengrowth Corporation’s ability to negotiate with its bankers.

     Special and Annual Meeting of Trust Unitholders

      At the Special and Annual Meeting of the Trust Unitholders held on April 23, 2002, the following matters were approved:

•	The reappointment of KPMG LLP Chartered Accountants as auditors of Pengrowth Trust.

•	Extraordinary Resolution permitting the creation of a reserve of up to a maximum of 10 million Trust Units for issuance upon exercise of Trust Unit options (the “Trust Unit Options”) granted under the option plan provided that the number of Trust Units issuable upon exercise of Trust Unit Options does not exceed 10% of the issued and outstanding Trust Units. Ratification was also obtained for the issuance of up to 1,325,401 Trust Units issuable upon exercise of the Trust Unit Options which were issued subject to Trust Unitholder approval.

•	Extraordinary Resolution approving the creation of a Trust Unit Rights Incentive Plan (“Incentive Plan”) pursuant to which rights to acquire Trust Units may be granted to the directors, officers,

employees and special consultants of Pengrowth Corporation as designated from time to time by the Board of Directors of Pengrowth Corporation and personal holding corporations controlled by Registered Retirement Savings Plans of any such persons. The aggregate number of Trust Units reserved for issuance under the Incentive Plan, together with Trust Units reserved for issuance pursuant to the outstanding option granted under the Option Plan, will be limited to a maximum of 10 million Trust Units provided that the aggregate authorized number of Trust Units issuable under both plans shall not exceed 10% of the issued and outstanding Trust Units. The exercise price of rights granted under the Incentive Plan will be based upon the market price of the Trust Units on the Toronto Stock Exchange at the date of grant or, at the election of the grantee, based upon such market price and the Trust Unit distribution level subsequently achieved by Pengrowth Trust. The Incentive Plan will provide that the “rights exercise price” will be equal to either:

(a) the market price of the Trust Units on the date of the grant of the right; or

(b) if so elected by the holder no later than the exercise of the applicable right, the market price of the Trust Units on the date of grant of the rights, reduced from time to time for each calendar quarter ending after the date of grant by the positive amount, if any, equal to:

(i) the amount by which the aggregate Trust Unit distributions made to Unitholders in any calendar quarter ending after the date of the grant exceed 2.5% of the value of Pengrowth Trust’s oil and gas interests on its balance sheet at the beginning of the applicable calendar quarter, divided by

(ii) the number of issued and outstanding Trust Units as at the beginning of the applicable calendar quarter.

The exercise price of the rights will effectively allow the holders of rights granted under the Incentive Plan, at their election, to indirectly participate in distributions of Trust Units that are in excess of 2.5% of the net book value per Trust Unit of Pengrowth Trust consolidated oil and gas royalty and property interests on a quarterly basis. This aspect of the Incentive Plan, which is similar to plans which have been adopted by several other oil and gas trusts, is expected to more fairly reflect the fundamental structure and objectives of Pengrowth Trust and will operate to align the interests of the Plan participants with those of Trust Unitholders. The Incentive Plan will apply in respect of the 1,325,401 Trust Units which were issued subject to Trust Unitholder approval and any subsequent issuances of Trust Unit Options or rights.

•	Extraordinary Resolution approving amendments to the Distribution Reinvestment Plan (“DRIP”) authorizing the Board of Directors, in its discretion, to permit issuances from treasury of Trust Units at up to a 5% discount to the prevailing market price per Trust Unit, to consider and implement incentives under the DRIP to investment dealers and to make such amendments as may be required or desirable to enable participants to receive distributions in Trust Units.

•	Extraordinary Resolution consolidating prior amendments to the Trust Indenture, correcting drafting errors, prescribing a specific class of matters for consideration by Trust Unitholders which require approval by an Extraordinary Resolution of Unitholders, clarifying the powers of Pengrowth Corporation as Administrator of Pengrowth Trust, approving the use of telephonic or electronic communications for voting and approving an Amended and Restated Trust Indenture.

•	Extraordinary Resolution authorizing Pengrowth Trust to guarantee all of the obligations, liabilities and indebtedness of Pengrowth Corporation to its primary corporate lenders and permitting Pengrowth Trust to guarantee the obligations of Pengrowth Corporation pursuant to an Amended and Restated Preliminary Net Royalty Agreement with Emera Inc. dated April 26, 2001 relating to the acquisition of the royalty in respect to the Sable Offshore Energy Project.

MARKET FOR SECURITIES

      The Trust Units of Pengrowth Trust were listed on the NYSE on April 10, 2002. The outstanding Trust Units of Pengrowth Trust are now listed and posted for trading on The Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The trading symbol for the Trust Units on the TSX is “PGF.UN” and on the NYSE is “PGH”.

DIRECTORS AND OFFICERS

      Pengrowth Trust does not have any directors or officers. The following is a summary of information relating to the directors and officers respectively of Pengrowth Management, the manager of Pengrowth Corporation and Pengrowth Trust, and of Pengrowth Corporation, the administrator of Pengrowth Trust together with share information for Pengrowth Management.

Directors and Officers of Pengrowth Management

      The name, municipality of residence, position held and principal occupation of each director and officer of Pengrowth Management are set out below:

Name and Municipality of
Residence	Position with Pengrowth Management	Principal Occupation

James S. Kinnear	President and Director	President,
Calgary, Alberta	(since 1982)	Pengrowth Management Limited

Gregory S. Fletcher	Director	President,
Calgary, Alberta	(since 1988)	Sierra Energy Inc.

Gordon M. Anderson	Vice President, Financial Services	Vice President, Financial Services
Calgary, Alberta	(since 2001)	Pengrowth Management Limited
Vice President,
Treasurer (1998-2001)
Treasurer (1995-1998)

Charles V. Selby	Corporate Secretary	Lawyer, Selby Solicitors
Calgary, Alberta	(since 1993)	Principal, Ikon Strategies Inc.

      Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for: Mr. Fletcher who was President, Canadian Conquest Exploration Inc. (1998-1999), President, Sierra Energy Inc. (1997-1998) and President, Aztec Resources Ltd. (1985-1997); and Mr. Anderson who was Vice President (1998-2001) and Treasurer (1995-1998).

Principal Holders of Shares of Pengrowth Management

      James S. Kinnear, Kinnear Financial Consulting Limited and 585687 Alberta Ltd. (both wholly owned companies of James S. Kinnear) respectively hold 142,501 common shares (39.5%), 100,000 common shares (27.7%) and 97,500 common shares (28.5%) of the issued and outstanding voting securities of Pengrowth Management. No other shareholder holds in excess of 10% of the issued and outstanding shares of Pengrowth Management. The directors and senior officers of Pengrowth Management hold, directly or indirectly, 100% of the issued and outstanding common shares of Pengrowth Management.

Directors and Officers of Pengrowth Corporation

      The name, municipality of residence, position held and principal occupation of each director and officer of Pengrowth Corporation are set out below:

			Trust Units of
			EnergyTrust
			Controlled or
	Position with		Beneficially
Name and Municipality of Residence	Pengrowth Corporation	Principal Occupation	Owned(1)

James S. Kinnear	President, Director and	President,	3,014,469 (5)
Calgary, Alberta	Chief Executive Officer	Pengrowth Management Limited
	(since 1988)

Francis G. Vetsch(2)(4)	Director	President,	26,500
Calgary, Alberta	(since 1988)	Quantex Resources Ltd.

Stanley H. Wong(4)	Director	President,	36,476 (6)
Calgary, Alberta	(since 1988)	Carbine Resources Ltd. a private
		oil and gas producing and
		engineering consulting company

John B. Zaozirny(2)	Director	Counsel,	20,652
Calgary, Alberta	(since 1988)	McCarthy Tétrault, Barristers and Solicitors

Thomas A. Cumming(2)	Director	Business Consultant	500
Calgary, Alberta	(since 2000)

Michael Grandin	Director (since 2002)	Independent Businessman	Nil
Calgary, Alberta

Gordon M. Anderson	Vice President and	Vice President, Financial	30,833
Calgary, Alberta	Interim Chief	Services, Pengrowth
	Financial Officer	Management
	(since 2001)
	Vice President, Treasurer (1997-2001),
	Treasurer (1995-1997)
	Chief Financial Officer (1991-1998)

Henry D. McKinnon	Vice President,	Vice President, Operations	6,696
Calgary, Alberta	Operations	Pengrowth Corporation
	(since 2000)

Lyn Kis	Vice President,	Vice President, Engineering	18,691
Calgary, Alberta	Engineering	Pengrowth Corporation
	(since 2001)

Charles V. Selby	Corporate Secretary	Lawyer, Selby Solicitors	104,572
Calgary, Alberta	(since 1993)	Principal, Ikon Strategies Inc.

Chris Webster	Treasurer	Treasurer	1,266
Calgary, Alberta	(since 2001)	Pengrowth Corporation

Lianne Bigham	Controller	Controller	102,167
Calgary, Alberta	(since 1996)(3)	Pengrowth Corporation

Note:

(1)	Does not include Trust Units issuable upon the exercise of outstanding Trust Unit Options.

(2)	Member of Audit Committee and the Corporate Governance Committee.

(3)	Ms. Bigham was appointed an officer in 2001.

(4)	Member of Reserves Committee.

(5)	Comprised of 1,101,090 Trust Units held personally, 1,603,433 Trust Units held by Pengrowth Management Limited and 309,946 Trust Units held by Kinnear Financial Consulting Limited. In addition, Mr. Kinnear exercises control over 13,152 Royalty Units which are held by Pengrowth Management Limited.

(6)	In addition, Mr. Wong exercises control over 3,288 Royalty Units held by Carbine Resources Ltd.

      Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for Mr. Cumming who was President of the Alberta Stock Exchange from 1988 to 1999; Lynn Kis who was General Manager, Engineering from 1998 to 2001 and Engineering Manager for Jordan Petroleum from 1994 to 1998; Chris Webster who was Manager, Operations Accounting from 2000 to 2001 and Team Leader, Marketing Accounting and Treasury, Union Pacific Resources Inc. from 1996 to 2000; and Michael Grandin who was Vice Chairman and Director, Midland Walwyn from 1996 to 1998; Executive Vice-President and Chief Financial Officer, Canadian Pacific Limited in 2000 and President, PanCanadian Energy Corporation in 2001.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

      Pengrowth Corporation provides directors’ and officers’ liability insurance to its directors and officers, to pay on behalf of each insured person all loss, subject to the limits of the policy, for which they become legally obligated, and for which the insured person is not indemnified by Pengrowth Corporation. The insurance shall also pay, on behalf of Pengrowth Corporation, all loss, subject to the limits of the policy, for which Pengrowth Corporation grants indemnification to the directors and officers as permitted or required by law. The cost of the insurance is borne entirely by Pengrowth Corporation.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

      Since the incorporation of Pengrowth Corporation and the creation of Pengrowth Trust, none of the directors or officers of Pengrowth Corporation has been indebted to Pengrowth Corporation or Pengrowth Trust. However, Pengrowth Corporation has delivered a guarantee to a specified Canadian investment dealer to support margin loans by certain directors, officers, employees and special consultants under the terms of the Trust Unit Margin Purchase Plan (discussed below). To the extent that the market value of the Trust Units plus accumulated distributions less interest charges held within the Plan is less than the amount of the margin loan to any participant at maturity, the specified Canadian investment dealer shall be entitled to realize on the guarantee and the participant shall be required to repay the Corporation his or her pro rata share of such amount.

LONG TERM INCENTIVE PLANS

Trust Unit Option Plan of Pengrowth Trust

      In 1992, a Trust Unit Option Plan was created authorizing the issuance of options to acquire Trust Units less than 5% of the issued and outstanding capitalization of Pengrowth Trust at the permitted discount from the trading price of the Trust Units on the TSX. Options to purchase 100,000 Trust Units at a price of $5.00 per Trust Unit expiring on March 23, 1997; options to purchase 100,000 Trust Units at a price of $5.50 per Trust Unit expiring on February 21, 1998; options to purchase 144,000 Trust Units at a price of $8.55 per Trust Unit expiring on October 21, 1998; and options to purchase 169,000 Trust Units at a price of $10.875 per Trust Unit expiring on June 3, 1999, were issued to the directors, officers and special consultants of Pengrowth Corporation.

      In March 1994, the TSX amended its policy in respect to the issuance of options to provide that an issuer must stipulate the maximum number of securities which may be issued under an option plan and that options may only be issued at the market price of the securities at the date of issuance of the options.

      On January 25, 1995, Pengrowth Trust authorized the issuance of an additional 278,400 Trust Unit Options at a price of $9.79 per Trust Unit expiring on January 24, 2000, to directors, officers and special consultants. At the Special and General Meeting of Unitholders of Pengrowth Trust held on April 18, 1995, the Unitholders also approved an amended Trust Unit Option Plan provided in accordance with amended requirements of the TSX which stipulated that the maximum number of Trust Units which may be issued under the plan is 1,181,010 corresponding to approximately 10% of the issued and outstanding Trust Units of Pengrowth Trust as at March 1, 1995. Effective October 6, 1995, Pengrowth Trust authorized the issuance of

517,000 Trust Unit Options at $13.875 per Trust Unit expiring on October 6, 2000. Effective December 29, 1995, Pengrowth Trust authorized the issuance of 388,000 Trust Unit Options at $15.375 per Trust Unit expiring on December 29, 2000. At the Special and Annual General Meeting of Trust Unit Holders held on April 26, 1996, the Unitholders approved an amendment to the Trust Unit Option Plan to increase the number of options to 1,722,488 representing approximately 10% of the issued and outstanding Trust Unit Options. Effective August 9, 1996, Pengrowth Trust authorized the issuance of 570,800 Trust Unit options at $15.85 per Trust Unit expiring on August 9, 2001. Effective December 16, 1996, Pengrowth Trust authorized the issuance of 12,000 Trust Unit Options at $17.15 per Trust Unit expiring on December 16, 2001.

      At the Special and General Meeting of Trust Unitholders conducted on April 29, 1997, the Unitholders approved an amendment to the Trust Unit Option Plan to increase the number of options to 2,304,366 representing approximately 10% of the issued and outstanding Trust Units as of the date of the meeting. At the Special Meeting of Trust Unitholders held on September 23, 1997, the Unitholders approved a further amendment to the Trust Unit Option Plan to increase the number of Trust Unit Options from a total 2,304,366 Trust Unit Options (inclusive of options which have been exercised under the Trust Unit Option (“Option Plan”) to that number which represents 10% of the issued and outstanding Trust Units immediately following closing of the acquisition of properties from Imperial Oil Resources. On October 16, 1997, Pengrowth Trust authorized the issuance of 594,666 Trust Unit Options at $20.50 per Trust Unit expiring on October 16, 2002. Effective December 2, 1997, Pengrowth Trust authorized the issuance of 1,945,600 Trust Unit Options at $17.50 per Trust Unit expiring on December 2, 2002.

      On April 28, 1999, at the Special and Annual Meeting of Trust Unitholders, the Unitholders approved an amendment to the Trust Unit Option Plan to permit the creation of additional Trust Unit Options, at the discretion of the Board of Directors, to a maximum of 6,000,000 Trust Unit Options provided that the Board of Directors permitted to create Trust Unit Options such that the total number of Trust Unit Options that have been created under the Option Plan do not exceed 10% of the number of issued and outstanding Trust Units of Pengrowth Trust (Unitholders previously authorized the creation of the lesser of 5,000,000 Trust Unit Options or 10% of the Trust Units outstanding following the acquisition of property from Imperial Oil Resources). On May 18, 1999, Pengrowth Corporation notified the TSX of its intention to cause the issuance of an additional 580,000 Trust Unit Options at a price of $12.75 subject to ratification by the Board of Directors of Pengrowth Corporation. On November 24, 2000, Pengrowth Corporation notified the TSX of its intention to cause the issuance of an additional 732,000 Trust Unit Options at a price of $18.90 subject to ratification by the Board of Directors of Pengrowth Corporation.

      On April 26, 2000, at the Special and Annual Meeting of Trust Unitholders, the Unitholders approved an ordinary resolution to permit the creation of additional Trust Options, at the discretion of the Board of Directors, to a maximum of 7,000,000, subject to the restriction on that number of Trust Unit Options created under the Option Plan does not exceed 10% of the issued and outstanding Trust Units.

      On June 29, 2001, Pengrowth Corporation notified the TSX of its intention to cause the issuance of 801,237 Trust Unit Options at a price of $17.48 subject to the ratification by the Board of Directors.

      As at December 31, 2001, options to purchase 3,106,635 Trust Units were outstanding. These options were held by directors, officers, employees and special consultants of Pengrowth Corporation and are exercisable at the prices of $12.00 to $20.50 per Trust Unit. The options have a weighted average exercise price of $17.78 and expire at various dates to August 31, 2006. The officers of Pengrowth Corporation held options to purchase 859,992 Trust Units and the directors of Pengrowth Corporation who were not also officers of Pengrowth Corporation held options to purchase 220,400 Trust Units.

      At the Special and Annual General Meeting of Trust Unitholders held on April 23, 2002 (the “2002 Meeting”), the holders of Trust Units approved an Extraordinary Resolution authorizing the issuance of up to 10 million Trust Units pursuant to the Trust Unit Option Plan subject to the restriction that the total number of Trust Unit Options authorized for issuance under the plan shall not extend 10% of the total issued and outstanding Trust Units. At the 2002 Meeting, the Trust Unitholders also authorized the creation of a Trust Unit Right Incentive Plan. (See “Recent Development — Annual and Special Meeting April 23, 2002”)

Trust Unit Purchase Plan

      At the Special and Annual General Meeting of Trust Unitholders conducted on April 16, 1995, Trust Unitholders authorized the terms of a Trust Unit Purchase Plan (the “Original Plan”). Under the Original Plan, all salaried persons of Pengrowth Management and Pengrowth Corporation (the “Permitted Participants”) may contribute a minimum of 1% and up to 10% of their income derived from Pengrowth Management and Pengrowth Corporation each year to purchase Trust Units. Pengrowth Corporation will match the Trust Units purchased at prevailing market prices through the purchase of Trust Units on the market or through the issuance of Trust Units from treasury and the additional Trust Units will vest in the names of the employees one year from the date of purchase.

      At the Special and Annual Meeting of Trust Unitholders conducted on April 29, 1998, Trust Unitholders approved an amendment to the Trust Unit Purchase Plan (the “Amended Plan”). Under the Amended Plan, a Permitted Participant must have completed 12 months of service to be eligible. Pengrowth Corporation’s contribution vests immediately under the Amended Plan, but there is a 12 month restriction on resale of any Trust Units required under the Amended Plan. At December 31, 2001, the amended Plan held 167,247 Trust Units on behalf of employees of Pengrowth Corporation.

Instalment Receipt Purchase Plan

      On October 15, 1998, Pengrowth Corporation established an Instalment Receipt Purchase Plan (“IR Plan”) available to Permitted Participants. Under the IR Plan, Permitted Participants who had purchased Instalment Receipts of Pengrowth Trust with their personal funds could deposit their Instalment Receipts with the IR Plan and finance the second instalment payment of $8.75 per Trust Unit. Pengrowth Corporation provided a $5 million letter of credit to an investment dealer to guarantee amounts owing to the investment dealer pursuant to the IR Plan. The amount of the letter of credit may change depending on the market price of the Trust Units, Pengrowth Trust distributions, and interest rates. On October 15, 1998, a total of 1,513,185 instalment receipts were deposited to the IR Plan. The IR Plan participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs associated with their respective margin loans. The IR Plan has been encompassed in and thereby extended by the Trust Unit Margin Purchase Plan described below.

Trust Unit Margin Purchase Plan

      During February, 2000, Pengrowth Corporation instituted a Trust Unit Margin Purchase Plan which was made available to Directors, Officers, Employees and Designated Consultants of Pengrowth Corporation. Participants were permitted to acquire Trust Units of Pengrowth Trust through individual margin accounts with a specified Canadian Investment Dealer which will provide participants with up to 75% margin supported by a guarantee by Pengrowth Corporation. Notwithstanding the Pengrowth Corporation guarantee participants will remain personally liable on any margin loans. The plan also encompasses the Trust Units acquired and held under the IR Plan described above. The plan is terminable upon two years notice by Pengrowth Corporation or by the specified Investment Dealer. The amount of the guarantee (currently $5 million concurrent with the IR Plan) may vary on the basis of the interest rates, Trust Unit distributions and the trading price of the Trust Units. Costs of administration of the Plan are share equally between the Participants and Pengrowth Corporation and Participants share costs amongst themselves on a prorata basis.

Share Appreciation Rights

      On May 12, 1999, 426,000 Trust Unit Options granted to the President and Chief Executive Officer of Pengrowth Corporation were cancelled and replaced with an equal number of Share Appreciation Rights (“SARs”) which have the same exercise price, vesting provisions, and expiry dates as the predecessor options. As at December 31, 2001, the 426,000 SARs were still outstanding. They are fully vested, have a weighted average exercise price of $18.39 and expiry dates ranging from October 15 to December 1, 2002.

      The SARs grant the right to receive a Payment Amount equal to any increase in the market price of the 426,000 Trust Units above the exercise price. Pengrowth Trust may, at its option, satisfy this Payment

Amount with either a cash payment or the issue of Trust Units from Treasury based on market prices at the time of exercise.

Principal Holders of Shares and Royalty Units of Pengrowth Corporation

      The common shares of Pengrowth Corporation are held as to 100 shares by Pengrowth Management and as to 1000 shares by Pengrowth Trust. As at December 31, 2001, 99.97% of the issued and outstanding Royalty Units of Pengrowth Corporation were held by Pengrowth Trust.

CORPORATE GOVERNANCE

Mandates of the Trustee, Pengrowth Management and the Board of Directors of Pengrowth Corporation

      Under the terms of the Trust Indenture, the Trustee is empowered to exercise those rights and privileges that could be exercised by a beneficial owner of the assets of Pengrowth Trust in respect of the administration and management of Pengrowth Trust. The Trustee is permitted to delegate certain of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons. However, specific powers are delegated to Pengrowth Corporation as “Administrator” under the Trust Indenture and the Trustee has granted broad discretion to Pengrowth Management to administer and regulate the day to day operations of Pengrowth Trust. The powers of the Trustee are also limited through the voting rights of Trust Unitholders.

      In accordance with the terms of the Unanimous Shareholder Agreement, all Royalty Unitholders other than the Trustee, and all Trust Unitholders are entitled to attend at, and vote upon, all resolutions brought before meetings of the shareholders of Pengrowth Corporation on the basis of one vote for each Unit held. Currently, the Unanimous Shareholder Agreement also provides that the Board of Directors of Pengrowth Corporation shall consist of two nominees of Pengrowth Management and up to six independent directors who are elected by the Trust Unitholders of Pengrowth Trust. The Board of Directors meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2001, ten regularly constituted board meetings were held.

Board Independence

      Four of the six directors are independent directors. An independent director is defined as one who is independent of management and is free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of Pengrowth Corporation, other than interests and relationships arising from shareholdings.

      Mr. James S. Kinnear, who is President and Chief Executive Officer of Pengrowth Corporation as well as President and Chief Executive Officer of Pengrowth Management, is a related director. Mr. Stanley H. Wong may be considered to be a related director as he is Pengrowth Management’s additional appointee to the Board of Directors pursuant to the terms of the Unanimous Shareholder Agreement. However, Mr. Wong is neither engaged by Pengrowth Management nor by Pengrowth Corporation and receives remuneration solely in his capacity as a director of Pengrowth Corporation. The remainder of the directors are independent in that they have not worked for Pengrowth Corporation (or Pengrowth Management) nor do they have material contracts with Pengrowth Corporation (or Pengrowth Management) or receive remuneration from Pengrowth Corporation (or Pengrowth Management), other than Trust Unit Options, in excess of director’s fees payable by Pengrowth Corporation.

Board Approvals and Structure

      The Board of Directors assumes responsibility for the strategic direction of Pengrowth Corporation and Pengrowth Trust through annual consideration of a budget and strategic plan. Criteria are approved by the Board of Directors for the acquisition and disposition of oil and natural gas properties which govern future growth and seek to limit risk to Unitholders. Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.

      The Board of Directors responds to recommendations brought forward by Pengrowth Management’s representatives to the Board of Directors or by other directors on material acquisitions and dispositions, operational matters and other matters impacting Pengrowth Corporation and Trust Unitholders. As a practical matter, Pengrowth Management defers to the Board of Directors in respect of all matters which may have a material impact upon the business and undertaking of Pengrowth Corporation, the Royalty Unitholders or the Trust Unitholders.

      The Board of Directors represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities. Four of the six members of the Board of Directors have been directors since the formation of Pengrowth Corporation and Pengrowth Trust. Thomas A. Cumming has been a director since April 2000 and Michael A. Grandin was recently elected a director at the April 23, 2002 Special and Annual Meeting.

      In respect of matters such as discussions concerning the Management Agreement or related party transactions, representatives of Pengrowth Management disclose their conflict of interest and absent themselves from discussions and voting.

1.	Statement of Corporate Governance Practices.

      In February, 1995, The Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report (the “TSX Report”) which included proposed guidelines for effective corporate governance. These guidelines, which are not mandatory, deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices. The Board of Directors, Pengrowth Management and senior management consider good corporate governance to be central to the effective and efficient operation of Pengrowth Trust and Pengrowth Corporation. Listed below are the 14 guidelines proposed by the TSX Report and a brief discussion of the Board of Directors’ compliance with the guidelines. In fulfilling its responsibilities, the Board of Directors cooperates with Pengrowth Management. The Board of Directors has general corporate authority over the business and affairs of Pengrowth Corporation and derives its authority in respect to Pengrowth Trust by virtue of the delegation of powers by the Trustee to Pengrowth Corporation as “Administrator” in accordance with the Trust Indenture. Pengrowth Management derives its authority from the Management Agreement with both Pengrowth Corporation and Pengrowth Trust. Although overall responsibilities are shared between the Board of Directors and Management, in practise, Management defers to the Board of Directors on all matters material to Pengrowth Corporation and Pengrowth Trust.

2.	The Board of Directors should explicitly assume responsibility for stewardship of Pengrowth Corporation, and specifically for adoption of a strategic planning process, identification of principal risks, succession planning and monitoring, communications policy and integrity of internal control and management information systems.

      The Board of Directors is responsible for the overall stewardship of Pengrowth Corporation and Pengrowth Trust and in setting corporate strategy and direction. The Board of Directors considers management development and succession programs, strategic business developments such as significant acquisitions, and financing proposals including the issuance of trust units and other securities, as well as those matters requiring Board of Directors approval.

3.	A majority of directors should be “unrelated” (free from conflicting interest).

      The Board of Directors is presently comprised of six members, of whom four are independent and unrelated and two are appointments of Management, one of whom is the President and Chief Executive Officer of Pengrowth Corporation. The Board is entitled to appoint eight members. Management is entitled to appoint two members to the Board of Directors in accordance with the Management Agreement. The balance are to be appointed by the Trust Unitholders, provided that the Board of Directors may appoint a successor to a person who ceases to be a director and may, between annual general meetings, appoint one or more additional directors of Pengrowth Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of Pengrowth Corporation. If six directors are elected at the Shareholder Meeting, the directors may, therefore, appoint two additional directors before the next annual meeting of Pengrowth Corporation.

4.	Disclose for each director whether he or she is related, and how that conclusion was reached.

      Mr. James S. Kinnear (President, Chief Executive Officer and director) and Mr. Stanley Wong (director) are the only related directors by virtue of their appointment by Pengrowth Management and would also be considered inside directors. The remainder of the directors are independent in that they have not worked for Pengrowth Corporation (or Pengrowth Management) nor do they have material contracts with Pengrowth Corporation (or Pengrowth Management) or receive remuneration from Pengrowth Corporation (or Pengrowth Management), other than Trust Unit Options, in excess of director’s fees payable by Pengrowth Corporation.

5.	Appointment of a Committee responsible for appointment/ assessment of directors.

      The Corporate Governance Committee is composed of four directors, all of whom are independent directors. This Committee’s responsibilities include proposing to the Board of Directors new nominees to the Board of Directors and assessing each director’s performance on an ongoing basis.

6.	Implement a process for assessing the effectiveness of the Board of Directors, its Committees and individual directors.

      The Corporate Governance Committee is responsible for assessing the effectiveness of the Board of Directors, its committees and individual directors. The Corporate Governance Committee is also responsible for evaluating the performance of Pengrowth Management and, if necessary, negotiating the Management Agreement and making recommendations to the Trust Unitholders as to Pengrowth Management and the terms of the Management Agreement.

7.	Provide orientation and education programs for new directors.

      Pengrowth Corporation proposes to implement a formal orientation and education program for new directors.

8.	Consider reducing size of Board of Directors with a view to improving effectiveness.

      A board of directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The Board of Directors believes that the present size of six directors will provide sufficient resources to the board along with the flexibility of appointing two additional members to the Board of Directors as the Board of Directors’ needs are reviewed by the Corporate Governance Committee and suitable candidates are identified.

9.	Review the compensation of directors in light of risks and responsibilities.

      The Corporate Governance Committee will review the adequacy and form of the compensation of directors and the compensation to be paid to committee members and to the “Lead Director”.

10.	Committees should generally be composed of outside directors, a majority of whom are unrelated.

      The Committees presently established by the Board of Directors are composed as follows:

Committee	Related Directors	Unrelated Directors

Audit	—	4
Corporate Governance	—	4
Reserves	1	1

11.	Appoint a Committee responsible for the approach to corporate governance issues.

      The Corporate Governance Committee is responsible for corporate governance issues and the implementation of the guidelines set forth in the TSX Report. In conjunction with Pengrowth Management, the committee’s duties include:

•	hiring officers and other key employees on behalf of Pengrowth Corporation;

•	planning for the succession of the directors, officers and key employees; and

•	reviewing the performance of senior management.

12.	The Board of Directors should develop position descriptions for the Board of Directors and for the Chief Executive Officer and the Board of Directors should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting.

      The Board of Directors has proposed guidelines for Board of Directors responsibilities and has described the responsibilities of the “Lead Director” of Pengrowth Corporation. The responsibilities of Pengrowth Management are set out in the Management Agreement. The Corporate Governance Committee will set annual performance objectives in discussions with Pengrowth Management in conjunction with the Board of Directors’ strategic planning and budgeting processes.

13.	Establish procedures to enable the Board of Directors to function independently of management.

      The Board of Directors derives its authority with respect to Pengrowth Trust from the duties delegated to Pengrowth Corporation as “Administrator” by the Trustee in accordance with the Trust Indenture. The Trustee also delegates certain powers to Pengrowth Management in accordance with the terms of the Management Agreement. In practice, Pengrowth Management defers to the Board of Directors on all material matters. The Board of Directors is composed of a majority of independent directors. In matters that require independence of the Board of Directors, only the independent directors participate in the decision making and evaluation.

14.	Establish an Audit Committee with a specifically defined mandate (all members should be non-management directors).

      The Audit Committee is composed of four directors, all of whom are independent directors. The mandate of the Audit Committee is defined in its terms of reference. The Audit Committee has direct communication with the external auditors.

15.	Implement a system to enable individual directors to engage outside advisors, at Pengrowth Corporation’s expense.

      The charter of the Corporate Governance Committee permits independent directors to engage outside advisors at Pengrowth Corporation’s expense. With the approval of the Corporate Governance Committee, any director is entitled to retain independent advisors at Pengrowth Corporation’s expense.

RISK FACTORS

      Investors acquiring Trust Units are subject to the following risk-factors:

Volatility of Crude Oil and Natural Gas Prices

      Distributions paid to Trust Unitholders, are dependent on the prices received for the oil and natural gas production of Pengrowth Corporation. Crude oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of Pengrowth Management or Pengrowth Trust. Declines in oil or natural gas prices could have an adverse effect on Pengrowth Trust’s operations, financial condition and proved reserves. Pengrowth Corporation has sought to limit the effects of pricing fluctuations through the purchase of high quality long life oil and natural gas properties with low associated operating expenses. Pengrowth Corporation may also mitigate commodity and foreign exchange risk by fixing the price and/or exchange rate on a portion of its future production. However petroleum and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of Pengrowth Corporation and Pengrowth Trust. These factors include, among others:

•	political conditions in the Middle East;

•	worldwide economic conditions;

•	weather conditions;

•	the supply and price of foreign petroleum and natural gas;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity to, and capacity of, transportation facilities; and

•	the effect of worldwide energy conservation measures.

Reserves Replacement (Sustainability)

      Pengrowth Corporation’s future oil and natural gas reserves and production, and therefore the cash flows of Pengrowth Trust, will be dependent upon Pengrowth Corporation’s success in acquiring additional reserves. Pengrowth Corporation has sought to purchase primarily unitized oil and natural gas properties. Without reserve additions through acquisition or development activities, Pengrowth Corporation’s reserves and production will decline over time as reserves are exploited.

      To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Pengrowth Corporation’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Pengrowth Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

      There is strong competition relating to all aspects of the oil and gas industry. Pengrowth Corporation will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies and Royalty Trusts. There can be no assurance that Pengrowth Corporation will be successful in acquiring additional reserves on terms that meet Pengrowth Trust’s investment criteria.

Environmental Concerns

      The operation of oil and natural gas wells involves a number of natural hazards which may result in blowouts, environmental damage or other unexpected or dangerous conditions resulting in damage to Pengrowth Management and Pengrowth Corporation and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of a clean-up order. See “Industry Conditions — Environmental Regulation”. Ongoing environmental obligations will be funded out of Pengrowth Corporation’s cash flow and will therefore reduce distributable income payable to Trust Unitholders.

Debt Service

      At December 31, 2001, Pengrowth Corporation had a total bank credit facility in the amount of $450 million. Pengrowth Corporation draws upon this credit facility from time to time to make acquisitions of oil and natural gas properties. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of the Royalty. Certain covenants of the agreements with Pengrowth Corporation’s corporate lender may also limit distributions to Pengrowth Trust. There can be no assurance that the amount of Pengrowth Corporation’s credit facility will be adequate for the future financial obligations of Pengrowth Corporation or that additional funds will be able to be obtained.

      Pengrowth Corporation’s lending syndicate has been provided with security over substantially all of the assets of Pengrowth Corporation. If Pengrowth Corporation becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties and the net proceeds of sale will be allocated firstly, to the repayment of bank debt and the remainder, after paying all creditors of Pengrowth Corporation, will be payable to Pengrowth Trust in respect of the Royalty.

Purchase of Reserves

      The price for petroleum or natural gas interests will be based on engineering and economic assessments made by independent engineers. Pengrowth Corporation and Pengrowth Trust generally rely upon reports prepared by GLJ in making investment decisions. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of Pengrowth Management, Pengrowth Corporation and Pengrowth Trust. In particular, changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than anticipated.

Changes in Legislation

      There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, such as the status of Pengrowth Trust as a “mutual fund trust”, ARC and resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

      Pengrowth Management will seek to ensure that the Trust Units are qualified investments for RRSP’s, RRIF’s and DPSP’s under the Income Tax Act (Canada), which imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Operational Matters

      Continuing production from a property, and to some extent the marketing of production therefrom, are dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.

      Pengrowth Management and Pengrowth Corporation will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pengrowth Management and Pengrowth Corporation may become liable for damages arising from such events against which they cannot insure, or against which they may elect not to insure, because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce distributable income.

Experience of the Manager

      Unitholders are entirely dependent on the management of Pengrowth Management in respect of administration of all matters relating to the Royalty and Trust Units for so long as the Management Agreement, and any renewals of that agreement, are in force.

Depletion of Reserves

      Trust Units will have no value when reserves from the properties of Pengrowth Corporation can no longer be economically marketed and, as a result, purchasers of, or subscribers for, Trust Units will have to obtain the return of capital invested out of cash flow derived from their investments in the Trust Units.

Limited Purpose Trust

      Pengrowth Trust is a limited purpose trust which is dependent upon the operations and assets of Pengrowth Corporation. Pengrowth Trust’s income will be received from the production of crude oil and natural gas from its resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. Since the primary focus is to pursue growth opportunities through the development of existing reserves and the acquisition of new properties, Pengrowth Corporation’s involvement in the exploration for oil and natural gas is minimal. As a result, if the oil and natural gas reserves associated with Pengrowth Corporation’s resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of Pengrowth Corporation to continue to generate cash flow for distribution to Unitholders may be adversely affected.

Capital Investment

      The timing and amount of capital expenditures will directly affect the amount of income for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Pengrowth Corporation’s ability to make the necessary capital investments to maintain or expand oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that Pengrowth Corporation is required to use distributable cash flow to finance capital expenditures, property acquisitions or asset acquisitions, as the case may be, the level of its distributable income will be reduced.

Investment Eligibility

      If Pengrowth Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, RESPs and DPSPs (collectively, “Exempt Plans”). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Income Tax Act (Canada) equal to 1% of the fair market value of the Trust Units at the time those Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP or RRIF holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency (formerly Revenue Canada).

      If Pengrowth Trust ceases to qualify as a mutual fund trust, it will be required to pay a tax under Part XII.2 of the Income Tax Act (Canada). The payment of Part XII.2 tax by Pengrowth Trust may have adverse income tax consequences for certain Unitholders including non-resident persons and Exempt Plans that acquire an interest in Pengrowth Trust directly or indirectly from another Unitholder.

Additional Financing

      To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Pengrowth Corporation’s ability to make the necessary capital investments to maintain or expand its oil and gas reserves will be impaired. To the extent that Pengrowth Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

Competition

      There is strong competition relating to all aspects of the oil and gas industry. Pengrowth Corporation will actively compete for capital, skilled personnel, undeveloped lands, reserves acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Pengrowth Trust and Pengrowth Corporation. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world wide basis and as such have greater and more diverse resources on which to draw.

Return of Capital

      Trust Units will have no value when reserves from Pengrowth Corporation’s properties can no longer be economically produced or marketed and, as a result, cash distributions do not represent a “yield” in the traditional sense as they represent both return of capital and return on investments. Unitholders will have to obtain the return of capital invested out of cash flow derived from their investments in the Trust Units during the period when reserves can be economically recovered.

Nature of Trust Units

      The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Pengrowth Corporation. The Trust Units are also dissimilar to conventional debt instruments in that there is no principal amount owing directly to Unitholders. The Trust Units represent a fractional interest in Pengrowth Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions, Pengrowth Trust’s assets are Royalty Units and certain facilities interests, and may also include certain other investments permitted under the Trust Indenture. The price per Trust Unit is a function of anticipated distributable income, the oil and natural gas properties acquired by Pengrowth Corporation and the ability to effect long-term growth in the value of Pengrowth Corporation. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of Pengrowth Corporation to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Unitholder Limited Liability

      The Trust Indenture provides that no Unitholder will be subject to any personal liability in connection with Pengrowth Trust or its obligations and affairs, and the satisfaction of claims of any nature arising out of or in connection therewith is only to be made out of Pengrowth Trust’s assets. Additionally, the Trust Indenture states that no Unitholder is liable to indemnify or reimburse the Trustee for any liabilities incurred by the Trustee with respect to any taxes payable by or liabilities incurred by Pengrowth Trust or the Trustee, and all such liabilities will be enforceable only against, and will be satisfied only out of, Pengrowth Trust’s assets. Notwithstanding the foregoing statements in the Trust Indenture, because of uncertainties in the law relating to investment trusts such as Pengrowth Trust, there is a risk that a Unitholder could be held personally liable for obligations of Pengrowth Trust to the extent that claims are not satisfied by Pengrowth Trust. It is intended that the operations of Pengrowth Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against Pengrowth Trust. In any event, it is considered that the risk of any personal liability of Unitholders in Canada is minimal, particularly where the beneficiaries are not controlling the day-to-day activities of the trust and there is no direct contact between the beneficiaries of the trust and parties who contract with the trust, each of which conditions is satisfied in the case of Pengrowth Trust and its Unitholders.

Conflict of Interest

      Pengrowth Management provides all of the advisory, management and administrative needs of Pengrowth Trust and Pengrowth Corporation. In exchange for those services, Pengrowth Management earns a management fee from Pengrowth Trust, which is based in part on net production revenue of Pengrowth Corporation. This arrangement may create an incentive for Pengrowth Management to maximize the net production revenue of Pengrowth Corporation, rather than maximizing its net income, which is the primary basis for calculating distributions available to Unitholders. In addition, there may be other situations in which the interests of Pengrowth Management will conflict with those of the Unitholders. Pengrowth Management may acquire petroleum and natural gas properties on behalf of persons other than the Unitholders and may therefore act in contradiction to or competition with the interests of Unitholders. Pengrowth Management may manage and administer such additional properties, as well as enter into other types of energy related management and advisory activities. Any expenses which Pengrowth Management incurs in relation to the business of Pengrowth Corporation and Pengrowth Trust are flowed through to Pengrowth Corporation so there may not be an incentive to minimize those expenses.

SOEP Property Risks

      SOEP properties are offshore and Pengrowth Corporation has had no prior experience with offshore projects. Moreover, they are in an earlier stage of development than most of Pengrowth Corporation’s previous acquisitions have been and have not been in production for an extended period of time. As a result, the SOEP properties may present challenges and risks that Pengrowth Corporation has not faced in the past. Furthermore, because of the early stage of development and relatively brief production period of these properties, some events, which could materially adversely affect Pengrowth Corporation’s interests, may occur.

Marketability

      The marketability of Pengrowth Corporation’s production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Canadian Federal and Provincial as well as U.S. Federal and State regulation of oil and gas production and transportation, general economic conditions, and changes in supply and demand all could adversely affect Pengrowth Corporation’s ability to produce and market petroleum and natural gas. If market factors dramatically change, the financial impact on Pengrowth Corporation could be substantial.

CONFLICTS OF INTEREST

      There may be situations in which the interests of Pengrowth Management will conflict with those of the Unitholders. Pengrowth Management may acquire oil and natural gas properties on behalf of persons other than the Unitholders. Pengrowth Management may manage and administer such additional properties, as well as enter into other types of energy-related management and advisory activities. Thus neither Pengrowth Management, nor its management, will carry on their full-time activities on behalf of Unitholders and, when acting on behalf of others, may at times act in contradiction to or competition with the interests of Unitholders.

      In resolving such conflicts, decisions will be made on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of Pengrowth Management to deal fairly and in good faith with each such group of persons. In the event that the interests of Pengrowth Management are in conflict with those of Unitholders, Pengrowth Management is obliged to make decisions acting in good faith, having regard to the best interests of Unitholders and in manner that would not contravene its fiduciary obligations to Unitholders.

      Oil and natural gas properties may occasionally be made available for purchase in areas where Pengrowth Management’s clients hold interests. In such circumstances, Pengrowth Management shall provide each of its clients, including Pengrowth Corporation, with the opportunity to participate in the acquisition of such properties.

      Although Pengrowth Management provides advisory and management services to Pengrowth Corporation and Pengrowth Trust, the Board of Directors of Pengrowth Corporation supervises the management of the business and affairs of Pengrowth Corporation and Pengrowth Trust. The board makes significant operational decisions and all decisions relating to (i) the issuance of additional Trust Units, (ii) material acquisitions and dispositions of properties, (iii) material capital expenditures, (iv) borrowing, and (v) the payment of distributable income.

      Properties will not be acquired from officers or directors of Pengrowth Management or persons not at arm’s length with such persons at prices which are greater than fair market value, nor will properties be sold to officers or directors of Pengrowth Management or persons not at arm’s length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Board of Directors of Pengrowth Corporation. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Ontario Securities Commission Policy No. 9.1.

      Circumstances may arise where members of the Board of Directors of Pengrowth Corporation serve as directors or officers of corporations which are in competition to the interests of Pengrowth Corporation and the Pengrowth Trust. No assurances can be given that opportunities identified by such board members will be provided to Pengrowth Corporation and Pengrowth Trust.

ADDITIONAL INFORMATION

      Additional information, including Pengrowth Management’s remuneration and the principal holders of Pengrowth Trust Units, is contained in Pengrowth Trust’s Information Circular dated March 15, 2002, which relates to the Special and Annual Meeting of Trust Unitholders and the Annual General Meeting of Shareholders of Pengrowth Corporation, which were held on April 23, 2002. Additional financial information is contained in Pengrowth Trust’s comparative financial statements for the years ended December 31, 2001 and 2000 which are included in Pengrowth Trust’s Annual Report for the year ended December 31, 2001.

      Pengrowth Trust will provide to any person or company upon request:

(a) when the securities of Pengrowth Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities;

(i) one copy of Pengrowth Trust’s latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii) one copy of the consolidated financial statements of Pengrowth Trust for the most recently completed financial year in respect of which such financial statements have been issued together with the report of the auditor thereon, and one copy of any unaudited interim consolidated financial statements of Pengrowth Trust subsequent to the financial statements for its most recent financial year;

(iii) one copy of the information circular of Pengrowth Trust in respect of the most recent annual meeting of Unitholders of Pengrowth Trust which involved the election of directors of Pengrowth Corporation; and

(iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b) at any other time, a copy of the documents referred to in clauses (a) (i), (ii) and (iii) above, provided that Pengrowth Trust or Pengrowth Corporation may require a payment of a reasonable charge from such a person or company who is not a security holder of Pengrowth Trust where the documents are furnished under this clause (b).

      For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Calgary Head Office		Toronto Investor Relations
Suite 700, 112 Fourth Avenue SW		1200, 141 Adelaide Street West
Calgary, Alberta T2P 0H3		Toronto, Ontario M5H 3L5
Telephone:	(403) 233-0224	Telephone:	(416) 362-1748
	1-800-223-4122		1-888-744-1111
Fax:	(403) 294-0051	Fax:	(403) 362-8191
Website: www.pengrowth.com
email: pengrowth@pengrowth.com